AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON [          ], 2003
REGISTRATION NO.[ ]

                ------------------------------------------------

                UNITED STATED SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                               AMENDMENT NO. 3 TO
                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
          SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) OR 12 (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  ADA-ES, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)



            COLORADO                                84-1457385
  -------------------------------     ---------------------------------------
  (State or Other Jurisdiction of     (I.R.S. Employer Identification Number)
   Incorporation or Organization)

          8100 SouthPark Way - Suite B, Littleton, Colorado 80120-4525
             -------------------------------------------------------
              (Address of Principal Executive Offices and Zip Code)

                                 (303) 734-1727
                   -------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

        Securities to be Registered under Section 12 (b) of the Act: None

          Securities to be Registered under Section 12 (g) of the Act:

                                  Common Stock

                                (Title of Class)

                                  ADA-ES, INC.
                               PARTS I, II AND FS

CROSS-REFERENCE SHEET BETWEEN THE INFORMATION STATEMENT ATTACHED TO THIS DOCUMENT AS ANNEX A AND THE ITEMS IN PARTS I, II AND FS OF FORM 10-SB

        INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED BY
             REFERENCE INTO THE REGISTRATION STATEMENT ON FORM 10-SB


ITEM NO.   ITEM CAPTION                 LOCATION IN INFORMATION STATEMENT
--------   ------------                 ---------------------------------
PART I of
Form 10-SB

1.        Description of Business       Summary; Management's Discussion and
                                        Analysis of Financial Condition and
                                        Results of Operation; Business; Risk
                                        Facts; The Spin-Off; Capitalization

2.        Management's Discussion       Management's Discussion and Analysis of
          and Analysis or Plan of       Financial Condition And Results of
          Operations                    Operation; Business; Summary Historical
                                        and Pro Forma Financial Information

3.        Description of Property       Business

4.        Security Ownership of         Security Ownership of Beneficial Owners
          Certain Beneficial Owners     and Management
          and Management

5.        Directors, Executive          Management
          Officers, Promoters and
          Control Persons

6.        Executive Compensation        Compensation of Officers

7.        Certain Relationships         Certain Relationships and Related
          and Related Transactions      Transactions; Notes to Financial
                                        Statements

8.        Description of Securities     Description of Capital Stock; The
                                        Spin-Off

ITEM NO.   ITEM CAPTION                 LOCATION IN INFORMATION STATEMENT
--------   ------------                 ---------------------------------
PART II of
Form 10-SB

1.        Market Price of and           Summary; The Spin-off; Risk Factors;
          Dividends on the              Description of Capital Stock;
          Registrant's Common           Compensation of Officers
          Equity and Other
          Shareholder Matters

2.        Legal Proceedings             Not Applicable*

3.        Changes in and                Not Applicable*
          Disagreements with
          Accountants

4.        Recent Sales of               Reasons for the Spin-off, Sale of Stock
          Unregistered Securities       and Debenture to Arch Coal, Inc.

5.        Indemnification of            Management
          Directors and Officers


PART FS of
Form 10-SB

          Financial Statements          Financial Statements


* The response to this Item of Form 10-SB, for purposes of the Registration Statement, is "None."

--------------------------------------------------------------------------------

    EARTH SCIENCES, INC. LETTER TO STOCKHOLDERS ON EARTH SCIENCES LETTERHEAD


Dear Earth Sciences Stockholder:

     In an effort to maximize stockholder value, Earth Sciences, Inc. has decided to separate its significant operations - Earth Sciences and ADA-ES - into two separate businesses. Since Earth Sciences no longer produces the chemicals needed for the ADA-ES proprietary environmental products, there is no longer a necessary business connection between the two companies. The separation will allow Earth Sciences to focus on its mineral property development business, while ADA-ES focuses on its environmental technology/specialty chemical business. The result will be two independent public companies.

     The separation of the two businesses will be accomplished through a spin-off of ADA-ES, Inc. In the spin-off, 100% of the outstanding shares of ADA-ES common stock held by Earth Sciences will be distributed to Earth Sciences' stockholders. As a result, you will receive one share of ADA-ES common stock for every ten shares of Earth Sciences common stock you hold on the close of business on _______, 2003. The spin-off will not affect your ownership of Earth Sciences common stock.

     We urge you to read carefully the enclosed Information Statement that explains the proposed spin-off in detail and provides important information regarding ADA-ES. Please note that a stockholder vote is not required in connection with this matter and holders of Earth Sciences common stock are not required to take any action to participate in the spin-off. Therefore, we are not asking you for a proxy.

     We are pleased to share this very exciting time for our company with our shareholders. Earth Sciences and ADA-ES will each have new opportunities and we remain committed to growing each company in its respective industry.

                        Very truly yours,


                        Mark H. McKinnies
                        President


--------------------------------------------------------------------------------

               ADA-ES LETTER TO STOCKHOLDERS ON ADA-ES LETTERHEAD


Dear ADA-ES, Inc. Stockholder:


     We welcome you as a "founding" stockholder of ADA-ES, Inc., which will be publicly traded for the first time on or about _______, 2003. You will become an owner of one share of our common stock for every ten shares of Earth Sciences, Inc. common stock that you owned at the close of business on ___________, 2003. We have requested market makers to apply to have our common stock traded on the OTCBB, and we expect that it will be traded under the ticker symbol "[ ]."


     ADA-ES is an environmental technology/specialty chemicals company helping electric utility companies remain competitive while meeting more rigorous environmental regulations. The emerging market for mercury emission controls represents an enormous opportunity and the company is positioning itself to maximize the benefits from this market through the supply of powdered activated carbon, injection systems and related services. The assets of ADA-ES include its proprietary technology as well as key business relationships with Arch Coal, Norit Americas, and Alstom Power.

     This is a very exciting time, and we are enthusiastic about the prospects for our new, independent public company. Let me be the first to congratulate you on becoming one of the "founding" stockholders of ADA-ES, Inc.

                        Very truly yours,


                        Dr. Michael D. Durham
                        President

                                     ANNEX A


           PRELIMINARY AND SUBJECT TO COMPLETION, DATED JULY [ ], 2003
                                ----------------

                              INFORMATION STATEMENT
                                  ADA-ES, INC.
                                  COMMON STOCK

ADA-ES, Inc., a COLORADO corporation, is currently a wholly-owned subsidiary of Earth Sciences, Inc., a Colorado corporation. Earth Sciences plans to spin-off ADA-ES by distributing 100% of the ADA-ES common stock it holds to the stockholders of Earth Sciences in the form of a dividend. As a holder of Earth Sciences common stock, you will receive one share of ADA-ES common stock for every ten shares of Earth Sciences common stock that you hold at the close of business on ___________, 2003, the record date for the spin-off. We are sending you this Information Statement to describe the spin-off, which we expect to occur on or about __________, 2003. Immediately after the spin-off is completed, Earth Sciences will not own any shares of our common stock and we will be a separate public company.


A STOCKHOLDER VOTE IS NOT REQUIRED FOR THE SPIN-OFF TO OCCUR. EARTH SCIENCES IS NOT ASKING YOU FOR A PROXY AND REQUESTS THAT YOU NOT SEND A PROXY.

Furthermore, to receive the shares of common stock to which you are entitled, you do not need to pay cash or other consideration to Earth Sciences or to ADA-ES and you do not need to surrender any shares of Earth Sciences' common stock which you hold.


There has been no trading market for our common stock. We expect regular trading of our common stock will begin the first day after the spin-off. We have requested market makers to apply to have our common stock traded on the OTC
Bulletin Board under the ticker symbol "[   ]."


AS YOU REVIEW THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE ___.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this Information Statement is [       ], 2003;

Earth Sciences first mailed this document to its stockholders on [      ], 2003.

                               TABLE OF CONTENTS
                                                                            PAGE

Summary                                                                       1

Summary Historical Financial Data                                             4

Risk Factors                                                                  4

The Spin-off                                                                  8

Pro Forma Financial Information                                              15

Management's Discussion and Analysis of Financial Condition
And Results of Operation                                                     18

Business                                                                     20

Management                                                                   25

Security Ownership of Certain Beneficial Owners and Management               30

Certain Relationships and Related Transactions                               32

Description of Capital Stock                                                 32

Where You can Find More Information                                          34

Index to Consolidated Financial Statements                                  F-1

                                     SUMMARY

This summary highlights selected information from this document, but does not contain all of the details concerning the spin-off or ADA-ES, Inc., including information that may be important to you. To better understand the spin-off and ADA-ES, you should carefully review this entire document.

     Unless the context otherwise requires, in this document:

          -- The terms "ADA-ES, Inc." "ADA-ES" the "Company," "we," "us," and "our" refer to ADA-ES, Inc. and its sole, wholly-owned subsidiary, ADA Environmental Solutions LLC (ADA-ES LLC").

          -- The term "Earth Sciences" refers to Earth Sciences, Inc. and its subsidiaries. Before the spin-off, this term includes both Earth Sciences' mineral property development and its environmental technology/specialty chemicals businesses. For periods after the spin-off, this term refers only to the mineral property development business.

ADA-ES, INC.

ADA-ES is currently a wholly-owned subsidiary of Earth Sciences and, through its sole subsidiary, ADA-ES LLC, operates Earth Sciences' environmental technology/specialty chemicals business.

For the three months ended March 31, 2003 and 2002 our operations generated total revenues of $1,267,000 and $1,198,000, respectively, and net income of $58,000 and 128,000, respectively. For the year ended December 31, 2002, our operations generated total revenues of $5,700,000, and net income of $470,000. In the year ended December 31, 2001, our operations generated total revenues of $5,551,000, and a net loss of $121,000.


In March of 2003, Earth Sciences announced its intention to complete the separation of its environmental technology/specialty chemicals business from its mineral property development business. This separation will be accomplished through a spin-off transaction in which Earth Sciences will distribute 100% of its ownership interest in ADA-ES to its stockholders on or about ________, 2003. Before the spin-off, ADA-ES and Earth Sciences will enter into agreements providing for the separation of the two businesses and the distribution of the common stock of ADA-ES, as well as the handling and sharing of taxes resulting from activities prior to the spin-off.


QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

     Q: WHY IS EARTH SCIENCES SEPARATING ITS BUSINESSES

     A: Earth Sciences' Board of Directors has determined that the separation of the environmental technology/specialty chemicals business from the mineral property development business is in the best interests of its stockholders. There is currently no connection between products produced or contemplated by Earth Sciences and specialty chemicals used by ADA-ES. Earth Sciences' Board of Directors believes that the environmental technology/specialty chemicals and mineral property development businesses have distinct financial and operating characteristics and that separating the businesses will:

     o enable each company's management team to focus exclusively on improving its operations, thereby maximizing stockholder value over the long-term for both Earth Sciences and ADA-ES;

     o separate management and ownership structures for the two companies and provide each company's management with direct incentives and accountability to their respective public investors;

     o remove from ADA-ES the risks inherent in the development of mineral property assets, resulting in increased financial stability for ADA-ES and better opportunities for ADA-ES in the event it seeks financing; and

     o improve the likelihood of attracting equity investors in ADA-ES, and in particular, facilitate the transactions with Arch Coal, Inc. discussed below, which are contingent upon the spin-off.

     Q: WHY IS THE SEPARATION OF THE TWO COMPANIES STRUCTURED AS A SPIN-OFF?

     A. Earth Sciences' Board of directors believes that a distribution of shares in the environmental technology/specialty chemicals company offers Earth Sciences and its stockholders the greatest long-term value and is the most efficient and cost-effective way to separate the two companies.

     Q. WILL THE SPIN-OFF BE A TAXABLE TRANSACTION?

     A. We believe that the spin-off will not be taxable to Earth Sciences or its stockholders for federal income tax purposes. Nevertheless, you should read carefully the discussion of the Risk Factors relating to the tax consequences of the spin-off, which begins on page ____of this document and the discussion of the U.S. Federal Income Tax Aspects of the Spin-off, which begins on page____ of this document.

     Q. WHAT WILL THE SPIN-OFF ACCOMPLISH?

     A. The spin-off will separate Earth Sciences' environmental technology/specialty chemicals business from its mineral property development business and transform Earth Sciences into two separate public companies, each with its own management and each focused on its own core business.

     Q. WHAT DO STOCKHOLDERS NEED TO DO TO PARTICIPATE IN THE SPIN-OFF?

     A. Nothing. To effect the spin-off, Earth Sciences will declare and distribute to each of its stockholders a dividend of one share of ADA-ES common stock for every ten shares of Earth Sciences common stock held as of the close of business on ___________, 2003. Because the spin-off of ADA-ES' common stock is being made to all of the stockholders of Earth Sciences, no proxy or vote is necessary. Earth Sciences expects the spin-off to occur on or about ___________, 2003. The spin-off will not change the number of shares of Earth Sciences common stock that Earth Sciences stockholders own. Immediately after the spin-off, Earth Sciences' stockholders will continue to own their respective proportionate interest in Earth Sciences' mineral property development and environmental technology/specialty chemicals businesses, but the stockholders will own their interest in these businesses through their ownership of stock in each of two separate public companies, Earth Sciences and ADA-ES.

     Q. ARE THERE RISKS TO OWNING ADA-ES COMMON STOCK?

     A. Yes. ADA-ES' business is subject to general and specific business risks relating to its operations. In addition, ADA-ES' separation from Earth Sciences presents risks relating to its being an independent public company for the first time as well as risks relating to the nature of the spin-off transaction itself. These risks are described in the "Risk Factors" section beginning on page____ of this document. We encourage you to read that section carefully.

     Q. WHERE WILL THE ADA-ES STOCK BE TRADED?


     A. We have requested market makers to apply to have our common stock traded on the OTC Bulletin Board under the symbol "______".

     Q. WILL EARTH SCIENCES RETAIN ANY OWNERSHIP INTEREST IN ADA-ES AFTER THE SPIN-OFF?

     A. No. Earth Sciences will not retain any interest in the common stock of ADA-ES after the spin-off.

     Q. WHERE CAN STOCKHOLDERS GET MORE INFORMATION?

     A. You may direct questions to 8100 SouthPark Way, Suite B, Littleton, Colorado 80120 Attention: Investor Relations, telephone number: (303) 734-1727.


TERMS OF THE SPIN-OFF

The spin-off will separate Earth Sciences' environmental technology and specialty chemical business from its mineral property development business, resulting in two independent public companies, ADA-ES and Earth Sciences. The following is a brief summary of the terms of the spin-off.

Distributing Company                    Earth Sciences, Inc.

Spun-off Company                        ADA-ES, Inc.

Securities to be Distributed            Approximately 3.4 million shares of our
                                        common stock to the Earth Sciences
                                        Stockholders, (based on 34 million
                                        shares of Earth Sciences common stock
                                        outstanding as of the record date).

Distribution Ratio                      one share of ADA-ES common stock for
                                        every ten shares of Earth Sciences
                                        common stock held as of the close of
                                        business on the record date.

Record Date                             Close of business on ___________, 2003.

Spin-off Date                           On or about ___________, 2003.

Tax Treatment                           We expect that the spin-off will not be
                                        taxable to Earth Sciences and its
                                        stockholders.

Distribution Agent                      Computershare Investor Services, 350
                                        Indiana Street, Suite 800, Golden, CO
                                        80401, (303)262-0709.

Distribution and Other Agreements       Before the spin-off, we will enter into
                                        a distribution agreement with Earth
                                        Sciences which will set forth the terms
                                        and conditions of the spin-off. We will
                                        also enter into a tax sharing agreement
                                        with Earth Sciences to facilitate the
                                        separation of the environmental
                                        technology/specialty chemicals business
                                        from the mineral property development
                                        business and the operation of our
                                        company and Earth Sciences as
                                        independent public companies.


Listing and Trading of ADA-ES           There is no current trading market for
Common Stock                            our common stock. We have requested
                                        market makers to apply to have our
                                        common stock traded on the OTC Bulletin
                                        Board under the ticker symbol "[   ]."
                                        We expect "regular" trading in our
                                        common stock to begin on the first
                                        trading day after the spin-off.

Trading of Earth Sciences Common        Earth Sciences common stock will
Stock                                   continue to trade on a regular basis on
                                        the OTC Bulletin Board under the ticker
                                        symbol "ESCI" reflecting the combined
                                        value of Earth Sciences and ADA-ES until the date of the spin-off.

Dividend Policy                         Following the spin-off, we intend to
                                        retain all ADA-ES earnings for the
                                        foreseeable future for use in the
                                        operation of our business. Consequently, we do not anticipate paying any cash dividends for the foreseeable future.

Conditions to the Spin-off              The spin-off will occur only if, among
                                        other things, all necessary third-party
                                        consents are obtained, (which include
                                        the consents of Norit Americas and
                                        Tectonic Construction Co.) and no change of facts or circumstances has occurred which would change our conclusions regarding the anticipated tax consequences to Earth Sciences and the Earth Sciences stockholders from the distribution.


                        SUMMARY HISTORICAL FINANCIAL DATA

The following Summary Historical Financial Data have been derived from and should be read in conjunction with our Financial Statements elsewhere in this document.

                           3 Mos.Ended   3 Mos.Ended    Year Ended   Year Ended
                             3/31/03       3/31/02       12/31/02     12/31/01
                            ---------     ---------      --------    ---------
INCOME STATEMENT DATA:
 REVENUE                    $1,267,000    $1,198,000     $5,700,000  $5,551,000
 NET INCOME (LOSS)          $   58,000    $  128,000     $  470,000  $ (121,000)
BALANCE SHEET DATA:
 TOTAL ASSETS               $3,962,000    $3,965,000     $3,974,000  $3,692,000
 WORKING CAPITAL            $  469,000    $  475,000     $  559,000  $  328,000
 LONG-TERM LIABILITIES      $   64,000    $   88,000     $   10,000  $   53,000
 SHAREHOLDERS' EQUITY       $2,956,000    $3,081,000     $2,950,000  $2,702,000


                                  RISK FACTORS

In addition to the other information included in this Information Statement, you should be aware of the following risk factors in connection with the spin-off and ownership of shares.

We also caution you that this Information Statement contains forward-looking statements. The words "believes," "should be," "anticipates," "plans," "expects," "intends," and "estimates," and similar expressions identify these forward-looking statements. These forward-looking statements are contained principally under the headings "Summary," "Risk Factors," "The Spin-Off," "Financial Statements," "Management's Discussion and Analysis of Operations," "Business," and "Management." Although we believe that our expectations reflected in these forward-looking statements are based on reasonable assumptions, our expectations may not prove to be correct. Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed by these forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in our forward-looking statements include the following risk factors:

RISKS RELATING TO OUR BUSINESS

IF EXISTING AND PLANNED ENVIRONMENTAL LAWS ARE RESCINDED OR SUBSTANTIALLY CHANGED,OUR BUSINESS MAY NOT GROW AS EXPECTED

A significant market driver for our existing products and services, and those planned in the future, are the environmental laws that limit emissions from power plants. In the event that such laws were rescinded or substantially changed, our business would be adversely affected by declining demand for such products and services.

Demand for the Company's FGC and ADA 249 products is primarily two-fold. Customers purchase these products to mitigate operating problems and/or to help comply with environmental regulations such as the Clean Air Act Amendments of 1990. Although the Company's existing customers and those expected in the near-term are believed to desire the Company's products for mitigation of operating problems, we would anticipate that any softening of existing air pollution control requirements would slow expected growth for these products.

Demand for the Company's mercury emission control technology is being driven almost exclusively by legislation requiring such control. Although several states have passed, or are expected to pass, legislation requiring such control (New Jersey, Massachusetts, and Wisconsin), federal legislation mandating mercury control is expected to be debated this year as part of several multi-pollutant control bills that have been introduced in both the Senate and the US House of Representatives. In the absence of specific legislation on mercury control, the EPA is under court order to establish control of mercury from coal-burning utilities no later than 2007. Delays in, or derailment of, the passage of federal mercury control legislation will significantly impede the expected growth of the Company.

IF THE DEPARTMENT OF ENERGY (DOE) DISCONTINUES FUNDING OF EXISTING AND PLANNED CLEAN COAL TECHNOLOGY PROGRAMS, OUR BUSINESS MAY BE HARMED.

In 2002 and 2001, 47% and 46%, respectively of the Company's revenues were derived from or related to DOE programs. Our revenues from government contracts would be adversely impacted by any material decrease in funding for the projects in which we are involved. In addition, we look to the DOE funding as a significant means to further develop our technology and intellectual property in the areas of mercury emissions control and flue gas conditioning additives covered by that funding. Any material decrease in funding for the projects in which we are involved would hamper the development of our technology and intellectual property as it does not appear that we could currently fund the same level of development work apart from the DOE.


THE LOSS OF KEY RELATIONSHIPS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

We have developed key industry relationships with companies much larger than ourselves (e.g. Norit Americas, Inc., Alstom Power, Inc., and Arch Coal, Inc.). Subject to the terms of those agreements, the relationships may be terminated by the passage of time, through notification from the other party or failure of the Company to obtain a certain market share of activated carbon sales. Those relationships are expected to bolster the premier position we believe we hold that will allow participation in the large market projected to emerge from the anticipated forthcoming regulations to limit mercury emissions from coal burning power plants. The loss of those key relationships would impede our ability to secure the highest achievable amount of business from that emerging mercury control market. (See the discussion below under the caption "Business," "ADA-249," and "Commercial Mercury Emission Control")


OUR HISTORY OF LOSSES MAY BE INDICATIVE OF FUTURE PERFORMANCE

While we reported net income in fiscal 2000 and 2002, our operating history has shown losses from operations since our inception in 1996 through the years ending December 31, 1999 and in 2001. Although we are projecting profitability in future periods, based on our current level of business and contracts in progress (see the discussion below under the caption "Business" and "Government Contracts") there can be no assurance that those profits will be realized in the future due to the start up nature of our major activities, and continuing corporate general and administrative costs.

OUR FINANCIAL RESULTS MAY FLUCTUATE AS A RESULT OF SEASONALITY AND OTHER FACTORS, INCLUDING THE DEMAND FOR ENVIRONMENTAL TECHNOLOGY/SPECIALTY CHEMICALS, WHICH MAKES IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE

The environmental technology/specialty chemicals industry is generally subject to seasonal trends. These trends reflect the general pattern of electricity use and generation, which typically peak during the spring and summer months and decline from October through March. Our quarterly results can be expected to fluctuate in the future, reflecting this seasonality.

These and other factors may make it difficult to predict our results of operations. If our results of operations do not meet the expectations of our stockholders and financial analysts, then our common stock price may be adversely impacted.

GENERAL RISKS

WE ARE AN EMERGING COMPANY IN A NEW INDUSTRY, WHICH COULD ENTAIL RISKS THAT COULD DAMAGE OUR BUSINESS

We intend to pursue a growth strategy for the foreseeable future by expanding our environmental technology/specialty chemicals business into the emerging mercury emission control market. We anticipate that future operations will place a strain on management, information systems and other resources. We must attract and integrate new personnel, improve existing procedures and controls and implement new ones to support future growth. Any inability to meet our future hiring needs and to adapt our procedures and controls accordingly could have a material adverse effect on our results of operations, financial condition and business prospects. In addition, if we make strategic acquisitions, we must successfully integrate the acquired operations in a timely manner. We cannot give assurance that we will achieve our growth expectations, and our inability to do so could materially adversely affect our results of operations and business

THE ISSUANCE OF ADDITIONAL SECURITIES IN THE FUTURE COULD HARM THE BOOK VALUE OF THE OUTSTANDING SHARES OF COMMON STOCK

To the extent the future funding requirements of our Company dictate the issuance of convertible securities or preferred stock or debt instruments having liquidation, dividend and other preferences and priorities to the shares of common stock, the shares of common stock may suffer a decline in book value. The Board of Directors has the authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders, and it is likely that additional securities may be issued to provide future financing or in connection with acquisitions. The issuance of additional securities could dilute the percentage interests and per share book value of existing shareholders.

LACK OF EXPECTED DIVIDENDS MAY MAKE OUR STOCK LESS ATTRACTIVE AS AN INVESTMENT

Our Company intends to retain all future earnings for use in the development of its business. Our Company does not anticipate paying any cash dividends on its common stock in the foreseeable future. Generally stocks which pay regular dividends command higher market trading prices, and so our stock price may be lower as a result of our dividend policy.

RISKS RELATING TO THE SPIN-OFF

THE DISTRIBUTION OF ADA-ES STOCK TO THE ESI SHAREHOLDERS COULD BE DEEMED TAXABLE AND RESULT IN A TAX LIABILITY TO THE SHAREHOLDERS


We expect the spin-off to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). We currently know of no reason why the spin-off would not qualify as a tax-free distribution, but if facts or circumstances come to our attention prior to the spin-off, which appear likely to cause the spin-off to be taxable to the Earth Sciences stockholders, the Company may alter the form of the spin-off in an effort to qualify for tax-free status. There can be no assurance that the spin-off will qualify as a tax-free transaction. Moreover, a determination as to whether the spin-off is taxable, may well be made only subsequent to the date of the spin-off and at such time as the company would be unable to reverse its distribution of the ADA-ES stock.


If the spin-off were not to qualify as a tax-free transaction, Earth Sciences would recognize taxable gain equal to the excess of the fair market value on the distribution date of the ADA-ES common stock distributed in the spin-off over their tax basis in that stock. In addition, each shareholder who receives shares of ADA-ES common stock in the spin-off would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the stock received.

Even if the spin-off otherwise qualifies as a tax-free distribution for the shareholders, it might be taxable to Earth Sciences under Section 355(e) of the Code if 50% or more of the stock of Earth Sciences or ADA-ES is acquired as part of a plan or series of related transactions that include the spin-off. For this purpose, any acquisition of the stock of Earth Sciences or ADA-ES within two years before or after the spin-off are presumed to be part of such a plan, although we or Earth Sciences may be able to rebut that presumption. If such an acquisition of Earth Sciences or ADA-ES triggers the application of Section 355(e), Earth Sciences would recognize taxable gain as described above, but the spin-off would generally be tax-free to each of our shareholders. Under the Tax Sharing Agreement between us and Earth Sciences, we would be required to indemnify Earth Sciences against that taxable gain if it were triggered by an acquisition of ADA-ES.

LIABILITIES OF EARTH SCIENCES COULD BECOME LIABILITIES OF THE COMPANY


The Distribution Agreement and the ancillary Debt and Cash Allocation Agreement by and between ADA-ES and Earth Sciences provide that, following the spin-off, each of ADA-ES and Earth Sciences shall remain responsible for there respective liabilities, except that ADA-ES shall assume (i) Earth Sciences' obligations to Tectonic Construction in the principal amount of $1,150,000 under a promissory note and debenture, and (ii) Earth Sciences' indebtedness related to its past sabbatical leave policy in the approximate amount of $129,000 and other past employee obligations in the amount of $360. The Debt and Cash Allocation Agreement also provides that ADA-ES shall transfer a cash amount of $100,000 to Earth Sciences prior to the spin-off. Based on these allocations and the indicated cash transfer, immediately after the spin-off, Earth Sciences will have assets with an approximate book value of $450,000 and liabilities with an approximate book value of $350,000. ADA-ES and Earth Sciences believe that Earth Sciences will be able to meet its obligations on an ongoing basis following the spin-off. It is impossible, however, to predict the precise amount of Earth Sciences' liabilities, especially those that relate to the decommissioning costs of Earth Sciences' Calgary facility. The liabilities of Earth Sciences related to the Calgary facility are a result of its guarantee of obligations of its Canadian subsidiary under the lease of the Calgary facility site and a grant of a railway easement for the site. Only upon default of the obligations of the Canadian subsidiary would Earth Sciences become liable under the guarantees. The Canadian subsidiary is not in default of it obligations at this time and any decommissioning activities at the site will most likely occur well in the future. If Earth Sciences is not able to meet all of its liabilities following the spin-off, it is possible that creditors of Earth Sciences or a trustee in bankruptcy of Earth Sciences may attempt to enforce such claims against ADA-ES.


SUBSTANTIAL SALES OF OUR COMMON STOCK MAY OCCUR AFTER THE SPIN-OFF, WHICH COULD CAUSE THE STOCK PRICE TO DECLINE

Of the estimated 3.4 million shares to be distributed in the spin-off, approximately 2,678,000 of such shares will be eligible for immediate resale in the public market. The remaining shares, those held by affiliates, will be eligible for sale pursuant to Rule 144, without any holding period required. In spin-off transactions similar to this one, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the spin-off. We are unable to predict whether substantial amounts of our common stock will be sold in the open market following the Spin-Off of ADA-ES or what impact these sales may have on the market price of our common stock. Any sales of substantial amounts of our common stock in the public market, or the perception that any redistribution has not been completed, could materially adversely affect the market price of our common stock.

LACK OF TRADING HISTORY FOR OUR COMMON STOCK COULD EFFECT LIQUIDITY AND MARKET PRICE


There has been no trading market for our common stock. We expect regular trading of our stock will begin the first trading day after the spin-off. Although we have requested market makers to apply to have our common stock traded on the OTC Bulletin Board, there can be no assurance that their application will be granted and there can be no assurance that an active market will develop for our common stock. Earth Sciences intends to alert the market makers of its stock on the OTCBB of the spin-off and of the likely date of the distribution. It is anticipated such market makers will also become market makers of the Company since at the date of the spin-off such market makers will be communicating with and servicing the same set of shareholders for which they provide their services for Earth Sciences. The Company will also provide the market makers with copies of this information statement and other materials, if any, filed with the Securities and Exchange Commission related to the Company. Although the Company believes such actions will provide the impetus for the quick and orderly commencement of trading in the Company's stock, there can be no assurances that such market makers will become market makers for the Company or such trading will commence shortly after the spin-off is completed.


Our shares are likely to be deemed a "penny stock". This could reduce the level of trading activity in our common shares and may impair the marketability of our stock. Penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on specific national securities exchanges or quoted on the National Association of Securities Dealers Automated Quotation System - American Stock Exchange. Penny stock rules adopted by the Securities and Exchange Commission regulate broker-dealer practices in connection with transaction in "penny stocks." The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver to its customer a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with the following:

     o    current bid and offer quotations for the penny stock;
     o the compensation of the broker-dealer and its salesperson in the transaction;
     o the broker-dealer must disclose if it is the sole market maker and its presumed control over the market in this case; and
     o monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" within the meaning of the federal securities laws must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules. As a result of the penny stock rules, a transaction in our securities would subject the broker-dealer to sales practice and disclosure requirements that could make trading of our common stock more cumbersome. This in turn could have an adverse affect on the marketability of our shares.

Once we have issued shares of our common stock in the spin-off, we do not know how our common stock will trade. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

     o our business profile may not fit the investment objectives of some of Earth Sciences' stockholders, causing them to sell our shares after the spin-off;

     o the potential absence of securities analysts covering the Company and distributing research and recommendations about the Company;

     o changes in earnings estimates by securities analysts or our ability to meet those estimates;

     o the operating results and stock price performance of other comparable companies;

     o the threat or actuality of war may cause investors to limit their interest in OTC stocks;

     o    overall stock market fluctuations; and

     o economic conditions generally and in the environmental technology/specialty chemicals industry in particular.

Any of these factors could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has experienced extreme volatility and rapid decline that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

                                  THE SPIN-OFF

REASONS FOR THE SPIN-OFF

The Earth Sciences Board does not know of any reason why the spin-off will not be treated as a tax-free distribution. However, the Earth Sciences Board did recognize in its planning the potential that the spin-off may result in a transaction taxable to Earth Sciences Stockholders and possibly to Earth Sciences depending on the fair market value of the ADA-ES Common Stock on the distribution date. Nevertheless, in light of the various business reasons set forth below, the Earth Sciences Board concluded that the benefits of the spin-off would more than offset the potential for any negative tax consequences of the spin-off.

     Separate and Distinct Businesses

The spin-off is designed to separate Earth Sciences' environmental technology/specialty chemicals business from its mineral property development business, each of which have distinct financial and operating characteristics. The mineral property development business, in contrast with the environmental technology/specialty chemicals business, is higher risk, subject to different environment laws and regulations, produces revenues in irregular increments upon the sale of properties, and, for long periods, may consume far more operating capital than it produces. Separating the two business lines will enable the Company to pursue its business plan separate from the risk associated with the mineral development business. Following the spin-off, the two independent companies will be able to adopt strategies and pursue objectives appropriate to their respective wants and needs.

     Business Focus

Each of Earth Sciences and ADA-ES should be better able to focus its attention and financial resources on its own core business and on exploring and implementing the most appropriate business opportunities.

     Investor Understanding; Market Valuation Methodology; Public Relations

Investors and securities analysts should be better able to evaluate the financial performance, strategies and other characteristics of each company. Whereas small public mineral property development companies are typically valued on a speculative asset basis, public environmental technology/specialty chemicals companies are typically valued on the basis of earnings. The spin-off should permit investors and analysts to make investment decisions and recommendations based on each company's separate performance and potential and enhance the likelihood that the market will value each company appropriately. In addition, each company will be better able to focus its public relations efforts on cultivating a distinct identity.

     Sale of Stock and Debenture to Arch Coal, Inc.


The Company executed a Securities Subscription and Investment Agreement with Arch Coal, Inc. ("Arch") in July 2003. The agreement provides for an investment by Arch, which is subject to completion of the spin-off and certain other conditions precedent, and may be rescinded if the spin-off does not occur.

Pursuant to the investment agreement, Arch is to purchase, shortly after the spin-off, a $300,000 convertible debenture from the Company (the "Debenture"), with a term of five years that bears a variable interest rate, currently 6%, based upon the Wall Street Journal prime rate plus 1.75%. Interest accrues quarterly and is payable with principle at the end of term. The Debenture is convertible into shares of Common Stock of the Company after 2 years at the lower of a rate of $20, $30, and $40 per share in the 3rd 4th and 5th years, or 150% of then current market price. The Debenture is convertible solely at the discretion of Arch. Collateral for the Debenture is the patent pending for the Company's ADA 249 product and the Company's interest in the agreement with Arch to jointly market the ADA 249 product discussed below under the heading "Business - ADA 249."

In addition to the Debenture, and pursuant to the investment agreement, Arch is to purchase, shortly after the spin-off, shares of the Company's Common stock, for an aggregate purchase price of $1 million. The price per share to be paid and the number of shares to be issued is based on a formula of ten times 200% of the 20 day average price of the Earth Sciences common stock before closing or $10 per share whatever is less. The shares issued in excess of one hundred thousand (100,000) shares will be placed in escrow and a portion or all of the excess shares may be returned to the Company at the end of one year depending on the future market price for the Company's shares. If the market price per share for a 20-day period in the following year is above 400% of the purchase price or $15, whichever is higher, then all the shares in escrow will be returned to the Company. At market prices per share between 125% and 400% or $15.00 per share, whichever is higher, a pro rata portion of the stock placed in escrow will be returned to the Company. If market prices above 125% of the purchase price are not reached for any 20-day period, all of the shares placed in escrow will be released to Arch. As a part of the purchase Arch will also be granted an option to purchase half the amount of shares issued for $10.00 per share. The option expires in five years. Under the option, Arch may purchase one third of the shares after one year, another one third of the shares after a second year, and another one third of the shares after three years.

Arch will agree not to sell or solicit the sale of any of the shares issued in the above transactions for a one-year period. The Company will grant Arch certain "piggyback" in the event the Company registers certain other equity securities and certain demand registration rights as part of the transaction. A designee of Arch will be appointed a seat on the Company's Board of Directors and management of the Company will agree in the future to nominate and to vote all proxies and other shares of stock in the Company which they are entitled to vote in favor of that designee so long as Arch holds no less 100,000 shares of the Company's common stock. Assuming (1) a $.25 average trading price for the Earth Sciences stock in determining the number of shares issued to Arch, (2) any shares placed in escrow are released to Arch, (3) Arch converts the Debenture at a rate of $3.73 per share, and (4) Arch exercises its option to purchase 50,000 shares, Arch would own a total of 330,000 shares or approx. 9% of all outstanding shares of the Company.


MECHANICS OF THE SPIN-OFF


Earth Sciences will accomplish the spin-off by distributing 100% of the shares of ADA-ES' common stock it owns to Earth Sciences' stockholders as a dividend. On ____________, 2003, Earth Sciences' board of directors formally declared the dividend necessary to effect the spin-off. Each Earth Sciences stockholder as of the close of business on ___________, 2003, which is the record date for the spin-off, will participate in the spin-off. On the spin-off date, those Earth Sciences stockholders will each receive one share of ADA-ES common stock for each ten shares of Earth Sciences common stock that they hold as of the record date. We expect that the spin-off will take place on or about ___________, 2003, although completion of the spin-off is contingent upon satisfaction of certain conditions described in the Distribution Agreement.


Before the spin-off date, Earth Sciences will deliver 100% of the outstanding shares of ADA-ES common stock it owns to Computershare Investor Services, Golden, Colorado, the Distribution Agent, for transfer and distribution to Earth Sciences stockholders. As soon as possible on or after the spin-off date, Earth Sciences will deliver to the Distribution Agent, as agent for those Earth Sciences stockholders, certificates representing shares of ADA-ES common stock. The Distribution Agent will then mail, on or about the spin-off date, certificates representing the shares of ADA-ES common stock to stockholders of Earth Sciences as of the record date. Where appropriate, these transactions may take place as book-entry only, without the delivery of any certificates. We will not distribute any fractional shares of our common stock. Instead, a whole share of common stock will be added to the shares each Earth Sciences' shareholder is otherwise entitled to receive.

No Earth Sciences stockholder will be required to pay cash or other consideration for the shares of ADA-ES common stock they will receive in the spin-off, or to surrender or exchange shares of Earth Sciences common stock to receive ADA-ES common stock.

RELATIONSHIP BETWEEN EARTH SCIENCES AND ADA-ES AFTER THE SPIN-OFF

The relationship between us and Earth Sciences after the spin-off will be governed by the distribution agreement and other agreements which we may enter into in connection with the spin-off. These agreements are described below and are intended to facilitate the separation of the mineral property development business of Earth Sciences and the environmental technology/specialty chemicals business of ADA-ES and the operation of Earth Sciences and ADA-ES as separate companies.

     Distribution Agreement

Before the spin-off we will enter into a distribution agreement with Earth Sciences. This agreement sets forth the agreements between the parties with respect to the principal corporate transactions required to effect the separation of the mineral property development and environmental technology/specialty chemicals businesses, the spin-off and other agreements governing our relationship with Earth Sciences after the spin-off.

In conjunction with the spin-off, Earth Sciences will separate its existing businesses so that after the spin-off, (1) the assets and liabilities of its environmental technology/specialty chemical business will be owned by ADA-ES and its subsidiary and (2) the assets and liabilities of its mineral property development business will be owned by Earth Sciences and its subsidiaries. Specifically, our assets and liabilities upon completion of the separation will consist of (a) those assets and liabilities related to Earth Sciences' environmental technology/specialty chemicals business, as reflected on our balance sheet as of December 31, 2002, (b) those assets and liabilities incurred or accrued after December 31, 2002 which we would have included on the December 31, 2002 balance sheet had they been acquired, accrued or incurred earlier, and
(c) all other assets, rights and liabilities expressly allocated to us or our subsidiary under the distribution agreement or ancillary agreements.

The distribution agreement provides that, subject to the terms and conditions of the agreement, both Earth Sciences and we will take all reasonable steps necessary and appropriate to cause all conditions to the spin-off to be satisfied and then to effect the spin-off. Conditions to the spin-off include:

     1)   Execution of the following agreements between ESI and ADA-ES:
               a.   The Distribution Agreement and ancillary agreements
               b.   The Tax Sharing Agreement
     2) Execution of the Assignment and Assumption Agreement with Norit North America
     3) Execution of the Assumption and Release Agreement with Tectonic Construction

Earth Sciences will complete the spin-off after the satisfaction or waiver of all of the conditions to the spin-off, as determined by Earth Sciences' Board of Directors in its sole discretion, including the following conditions:

     o any material governmental approvals and third party consents necessary to complete the spin-off or the related transactions shall have been obtained and be in full force and effect;


     o our common stock shall have been approved for trading on the OTC Bulletin Board;


     o our common stock shall have been registered under the Securities Exchange Act of 1934;

     o no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the spin-off shall be in effect, and no other event outside Earth Sciences' control shall have occurred or failed to occur that prevents the completion of the spin-off; and

     o no other events or developments shall have occurred that, in the judgment of Earth Sciences' board of directors, would result in the spin-off having a material adverse effect on Earth Sciences or its stockholders.

Although Earth Sciences may waive the conditions described above to the extent permitted by law, Earth Sciences' board of directors presently has no intention of proceeding with the spin-off unless each of these conditions is satisfied.

     Releases and Indemnification

The distribution agreement provides for a full and complete release and discharge of all liabilities (including any contractual agreements or arrangements existing or alleged to exist) existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur or alleged to have existed on or before the spin-off date, between us and Earth Sciences, including any in connection with the transactions and other activities to implement the spin-off, except as described in the distribution agreement.

Except as provided in the distribution agreement, we have agreed to indemnify, defend and hold harmless Earth Sciences and each of its directors, officers and employees from and against all liabilities relating to, arising out of or resulting from (1) our failure or the failure of any other person to pay, perform or otherwise promptly discharge any of our liabilities in accordance with their respective terms and (2) any breach by us of the distribution agreement or any of the ancillary agreements entered into by the parties in connection with the spin-off.

Subject to exceptions provided in the distribution agreement, Earth Sciences has agreed to indemnify, defend and hold harmless each of our directors, officers and employees harmless from and against all liabilities relating to, arising out of or resulting from (1) Earth Sciences' failure or the failure of any other person to pay, perform or otherwise promptly discharge any liabilities of Earth Sciences other than our liabilities, (2) any breach by Earth Sciences of the distribution agreement or any related agreement and (3) any untrue statement of a material fact or omission to state a material fact, or alleged untrue statements or omissions, with respect to certain information relating to Earth Sciences contained in this Registration Statement which we are filing to register our common stock with the Commission.

The distribution agreement describes procedures with respect to claims subject to indemnification and related matters.

     Contingent Liabilities and Contingent Claims

The distribution agreement provides for indemnification by us and Earth Sciences with respect to contingent liabilities primarily relating to our respective businesses or otherwise assigned to one of us.

The distribution agreement provides that we and Earth Sciences will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to the business of, or that is expressly assigned to, us or Earth Sciences. Each of us and Earth Sciences will have sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to this type of contingent gain that primarily relates to its respective business. We have agreed with Earth Sciences that they will have the sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to any shared contingent gain; and we acknowledge that Earth Sciences may elect not to pursue any shared contingent gain for any reason whatsoever, including a different assessment to the merits of any claim, action or right or any business reasons that are in the best interests of Earth Sciences without regard to our best interest, and that Earth Sciences will have no liability to any person as a result of any determination of this kind.

     Expenses

We have agreed to pay all third-party costs, fees and expenses relating to the spin-off and the related transactions, including all of the costs of producing, printing, mailing and otherwise distributing this Information Statement.

     Termination

The distribution agreement may be terminated at any time before the spin-off date by the mutual consent of Earth Sciences and us. In addition, the distribution agreement will terminate if the spin-off does not occur on or before September 30, 2003, unless both parties agree to extend the date.

     Tax Sharing Agreement

After the spin-off, we will no longer be included in Earth Sciences' consolidated group for federal income tax purposes. Before the spin-off, we will enter into a tax sharing arrangement with Earth Sciences to reflect our separation from Earth Sciences with respect to tax matters. The primary purpose of this agreement is to reflect each party's rights and obligations relating to payments and refunds of taxes that are attributable to periods beginning before and including the date of the spin-off and any taxes resulting from transactions effected in connection with the spin-off. With respect to any period before the spin-off, Earth Sciences will:

     o continue to be the sole and exclusive agent for us in all matters relating to the tax liabilities of ADA-ES;
     o bear any costs relating to tax audits, including tax assessments and any related interest and penalties and any legal, litigation, accounting or consulting expenses, subject to our obligation to pay for items relating to our environmental technology/specialty chemicals business;
     o continue to have the sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state income tax returns; and
     o generally have the power, in Earth Sciences' sole discretion, to contest or compromise any claim or refund on our behalf.

The tax sharing agreement provides for the following:

     o ADA-ES will pay Earth Sciences an amount equal to the ADA-ES federal tax liability for the period from December 31, 2002 until the date of the spin-off.
     o If any adjustment is made in a federal tax return filed for the period from December 31, 2002 until the date of the spin-off, after the return is filed, Earth Sciences will pay ADA-ES or ADA-ES will pay Earth Sciences the amount of the adjustment related to the respective party's business together with a pro rata share of any penalties and interest actually paid.
     o Earth Sciences will have full control over all matters relating to any federal tax return or any federal tax audit, dispute or proceeding (whether administrative or judicial) relating to any tax matters for periods prior to the spin-off.
     o ADA-ES will indemnify ESI, on an after tax basis, from:(i) any pre-spin-off tax liability assessed to Earth Sciences after the spin-off, to the extent attributable to an adjustment of any item of income, gain, gross receipts, loss, credit, deduction or other tax attribute of the ADA-ES business, (ii) any liability resulting from a breach by ADA-ES after the spin-off of any representation or covenant made by ADA-ES, and (iii) all direct and indirect costs and expenses incurred by Earth Sciences related to such items.
     o Earth Sciences will indemnify ADA-ES, on an after tax basis, from: (i) any pre-spin-off tax liability assessed to ADA-ES after the spin-off, to the extent attributable to an adjustment of any item of income, gain, gross receipts, loss, credit, deduction or other tax attribute of the Earth Sciences business, and (ii) any liability resulting from a breach by Earth Sciences of any representation or covenant made by Earth Sciences.
     o ADA-ES will designate Earth Sciences as its agent for the purpose of taking any and all actions (including the execution of waivers of applicable statutes of limitation) necessary or incidental to the filing of any federal tax return, any amended federal tax return, or any claim for refund, credit or offset of tax or any other proceedings in each case relating to any period before the spin-off.

The tax sharing agreement will allocate responsibility for the possible corporate-level tax burden resulting from the spin-off, as well as other tax items. The tax sharing agreement does not apply to any taxes that stockholders may incur in connection with the spin-off.

     Employee Benefits and Pension Plan Agreement


Earth Sciences and ADA-ES have entered into an Employee Benefits and Pension Plan Agreement whereby ADA-ES has agreed to adopt the Earth Sciences, Inc. Profit Sharing Retirement Plan and Trust changing the name of the employer to read ADA-ES, Inc. effective January 1, 2003. As the successor to the Plan and Trust, ADA-ES has assumed all responsibility for any past, present or future liabilities or obligations of the Plan and Trust. The material terms of the retirement plan are as follows:

     o The Plan is a fully funded IRS qualified defined contribution plan covering eligible full-time employees of the Company;

     o Vesting of benefits is on a sliding scale based on years of service with 20% after 2 years to 100% after 6 years;

     o    The Company matches elective 401(k) contributions up to 5% of salary;

     o Profit sharing contributions are at the discretion of the Company and may be paid in stock of the Company; and

     o    The Plan is administered by a trustee appointed by the Company.


TRADING OF ADA-ES AND EARTH SCIENCES COMMON STOCK

Currently, there is no trading market for our common stock. We have requested market makers to apply to have our common stock traded on the OTC Bulletin Board under the ticker symbol "[ ]." We expect that regular trading in our common stock will begin on the first business day following the completion of the spin-off. Before the spin-off, Earth Sciences common stock will continue to trade on a regular basis reflecting the combined value of Earth Sciences and ADA-ES. All shares held by non-affiliates of the Company may be freely traded. Such shares are estimated to total 2,678,000. Shares held by affiliates of the Company may be traded pursuant to Rule 144. Shares held by affiliates are estimated to total 722,000.

Shares of our common stock received by Earth Sciences stockholders in connection with the spin-off will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" under the Securities Act. Persons who are our "affiliates" will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act, Rule 144 of the Securities Act or another exemption from the registration requirements of the Securities Act.

U.S. FEDERAL INCOME TAX ASPECTS OF THE SPIN-OFF

     General

The following is a summary description of the material federal income tax aspects of the spin-off. This summary is for general informational purposes only and is not intended as a complete description of all of the tax consequences of the spin-off and does not discuss tax consequences under the laws of state, local or foreign governments or any other jurisdiction. Moreover, the tax treatment of a stockholder may vary, depending upon his, her or its particular situation. In this regard, special rules not discussed in this summary may apply to some of our stockholders. In addition, this summary applies only to shares, which are held as capital assets by individuals who are citizens or residents of the United States. The following discussion may not be applicable to a stockholder who acquired his, her or its shares by exercising stock options or otherwise as compensation.

The following discussion is based on currently existing provisions of the Code, existing, proposed and temporary treasury regulations promulgated under the Code and current administrative rulings and court decisions. There can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. All of the foregoing are subject to change, which may or may not be retroactive, and any of these changes could affect the validity of the following discussion.

Section 355 of the Internal Revenue Code and the related regulations govern the taxability of the distribution of stock of a controlled corporation. No gain or loss will be recognized by the receiving shareholders on the receipt of stock if the rules under that Code section are met. The Company and its tax advisor have reviewed the details of the spin-off and the requirements of Code Section 355 and believe the spin-off will be a non-taxable distribution under the Code. As such, each shareholder of Earth Sciences will not recognize gain or loss on the receipt of our shares; and Earth Sciences will not recognize gain or loss as a result of the spin-off.

Each stockholder is urged to consult his, her or its own tax advisor as to the particular tax consequences to him, her or it of the spin-off described in this document, including the applicability and effect of any state, local or foreign tax laws, and the possible effects of changes in applicable tax laws.

We expect the spin-off will be a non-taxable distribution under the Code. As such, each shareholder of Earth Sciences will not recognize gain or loss on the receipt of our shares; and Earth Sciences will not recognize gain or loss as a result of the spin-off.

If the spin-off were not to qualify as a tax-free distribution, each holder of Earth Sciences common stock who receives shares of ADA-ES common stock in the spin-off generally will be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of ADA-ES stock received, which would result in: (a) a dividend to the extent paid out of Earth Sciences' current and accumulated earnings and profits adjusted to reflect any gain recognized by Earth Sciences as a result of the spin-off; then (b) a reduction in such stockholder's basis in Earth Sciences' common stock to the extent the amount received exceeds the amount referenced in clause (a); and then
(c) gain from the sale or exchange of Earth Sciences' common stock to the extent the amount received exceeds the sum of the amounts referenced in clauses (a) and
(b). Each stockholder's basis in his, her or its ADA-ES common stock would be equal to the fair market value of such stock at the time of the spin-off.

Solely, if the transaction is deemed to be taxable, Earth Sciences will make a determination of the fair market value of the ADA-ES Common Stock as of the distribution date based on a number of factors, which may include an appraisal. In such an event, Earth Sciences will report the amount of the distribution received by each stockholder to such stockholder and to the IRS on IRS Form 1099-DIV, if necessary. There is no assurance that the IRS or the courts will agree that the amount of the distribution received by an Earth Sciences Stockholder is equal to the amount determined by Earth Sciences, or that the amounts received by Earth Sciences Stockholders are not greater than the amounts reported to them by Earth Sciences. If the IRS were to challenge the amount of the distribution reportable by any Earth Sciences Stockholder on such Stockholder's Federal income tax return, such Stockholder would have to bear the expense and effort of defending against or otherwise resolving such challenge.


If the spin-off were not to qualify as a tax-free transaction, Earth Sciences would recognize taxable gain equal to the excess of the fair market value on the distribution date of the ADA-ES common stock distributed in the spin-off over its tax basis in that stock. Even if the spin-off otherwise qualifies as a tax-free distribution for the shareholders, it might be taxable to Earth Sciences under Section 355(e) of the Code if 50% or more of the stock of Earth Sciences or ADA-ES is acquired as part of a plan or series of related transactions that include the spin-off. For this purpose, any acquisition of the stock of Earth Sciences or ADA-ES within two years before or after the spin-off are presumed to be part of such a plan, although we or Earth Sciences may be able to rebut that presumption. If such an acquisition of Earth Sciences or ADA-ES triggers the application of Section 355(e), Earth Sciences would recognize taxable gain as described above, but the spin-off would generally be tax-free to each of our shareholders. Under the Tax Sharing Agreement between us and Earth Sciences, we would be required to indemnify Earth Sciences against that taxable gain if it were triggered by an acquisition of ADA-ES.


Additionally, if the spin-off is deemed to be taxable, federal income tax will be payable by the consolidated group of which Earth Sciences is the common parent. The tax will be imposed on the gain, if any, computed as the difference between the fair market value of the ADA-ES common stock and Earth Sciences' adjusted basis in such stock.


The Tax Sharing Agreement entered into between ADA-ES and Earth Sciences also allocates responsibility for the possible corporate tax burden resulting from the spin-off, as well as other tax items.

                         PRO FORMA FINANCIAL INFORMATION

     Introduction


In March 2003 ADA-ES, Inc. (ADA-ES) and Earth Sciences, Inc. (ESI) entered into an agreement (the Distribution Agreement) for the pro rata distribution of all the common stock of the Company to the shareholders of ESI based on a record date of ___________, 2003. The Distribution Agreement requires certain allocations of cash and liabilities among ESI and ADA-ES prior to the distribution of the ADA-ES common stock. The Company expects that an investment by Arch Coal, Inc. ("Arch") will be made shortly after the spin-off. See the detailed discussion of the Arch investment above under the heading "Sale of Stock and Debenture to Arch Coal, Inc."

The investment by Arch is subject to completion of the spin-off and certain conditions precedent, and may be rescinded if the spin-off does not occur. ADA-ES has agreed with Arch Coal, Inc. (Arch) to sell Arch a $300,000 convertible debenture, $1,000,000 of its common stock, and options to purchase up to 50,000 additional shares (the Arch Investment), which investment is expected to be made shortly after the spin-off. As a condition to the assumption of certain indebtedness of ESI by ADA-ES, $300,000 of the proceeds from the Arch Investment will be used to reduce that indebtedness once received. The debenture to be sold to Arch will be due March 31, 2008 and will carry interest at prime plus 1% (currently approximately 6%). Accrued interest is payable at the end of the term and may be paid in stock at the same conversion rate as the debenture at the discretion of Arch.


As a requirement of the Distribution Agreement, ADA-ES will assume a total of approximately $1,282,000 of indebtedness of Earth Sciences. Of this amount, $1,150,000 represents a note and convertible debenture payable to Tectonic Construction Company (see the discussion below under the heading "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS"). After the spin-off this debt will be payable in equal monthly installments of principal and interest based on a 7-year amortization with a balloon due at the end of 3 years and 10% interest. Although it is anticipated that this indebtedness will be paid down with the proceeds from the debenture issued to Arch Coal, the Company will nevertheless assume this debt whether or not the Arch investment occurs. The remaining $132,000 of debts to be assumed by the Company from Earth Sciences represents liabilities related to a sabbatical policy adopted for Earth Sciences employees that was subsequently rescinded, which is expected to be paid off on a monthly basis over the next three years.

The accompanying unaudited condensed pro forma balance sheet as of March 31, 2003 sets forth the allocation adjustments required in the Distribution Agreement and the adjustments needed to record the Arch Investment and consequential debt reduction as if they had been recorded on March 31, 2003. The pro forma financial information assumes that 200,000 shares are sold to Arch at a price of $5.00 (which assume an average market price for the Earth Sciences shares of $.25), and that any shares placed in escrow as required in the agreement with Arch are released to Arch. The pro forma financial information does not set forth any accounting recognition for the conversion and option rights held by Arch since the option or conversion prices are deemed to be in excess of the anticipated market price of the ADA-ES stock and the fair value of the option is calculated to be immaterial.

The accompanying unaudited condensed pro forma statement of operations for the three months ended March 31, 2003 and the twelve months ending December 31, 2002 sets forth the allocation adjustments required in the Distribution Agreement and the adjustments needed to record the Arch Investment and consequential debt reduction as if they had been at the beginning of the period presented.

These statements are not necessarily indicative of future operations or the actual results that would have occurred had the distribution of stock and the Arch Investment and related debt reduction been consummated at the beginning of the period indicated.

The unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements and notes thereto, included elsewhere in this document.

                                               ADA-ES, INC.
                                                PRO FORMA
                                         CONDENSED BALANCE SHEET

                                               (unaudited)


                                       As reported     Pro Forma      Pro forma   Pro Forma Arch   Pro Forma
                                        March 31,     Distribution      after       Investment     after Arch
            ASSETS                        2003        Adjustments    Distribution   Adjustments    Investment
            ------                        ----        -----------    ------------   -----------    ----------
TOTAL CURRENT ASSETS                   $ 1,411,000    (a)(100,000)   $  1,311,000  (e)1,300,000    $ 2,311,000
                                                                                   (f) (300,000)
PROPERTY AND EQUIPMENT, net                422,000           --           422,000          --          422,000

INTANGIBLE ASSETS                        2,113,000           --         2,113,000          --        2,113,000

OTHER ASSETS                                16,000           --            16,000          --           16,000
                                       -----------    -----------    ------------  ------------    -----------
TOTAL ASSETS                           $ 3,962,000    $  (100,000)   $  3,862,000  $  1,000,000    $ 4,862,000
                                       ===========    ===========    ============  ============    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------


CURRENT LIABILITIES                    $   942,000    (b)  53,000    $  1,095,000  (f) (100,000)   $   995,000
                                                      (c) 100,000
LONG-TERM LIABILITIES                       64,000   (c)1,050,000       1,246,000  (e)  300,000      1,346,000
                                       (d) 132,000                  (f) (200,000)
STOCKHOLDERS' EQUITY
  COMMON STOCK                           5,326,000  (e)(1,907,000)      3,419,000  (e)1,000,000      4,419,000
  RECEIVABLE FROM PARENT                  (525,000)   (e) 525,000            --                           --
  ACCUMULATED DEFICIT                   (1,845,000)   (b) (53,000)     (1,898,000)                  (1,898,000)
                                       -----------    -----------    ------------   -----------    -----------
TOTAL STOCKHOLDERS' EQUITY               2,956,000     (1,435,000)      1,521,000     1,000,000      2,521,000
                                       -----------    -----------    ------------   -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
    EQUITY                             $ 3,962,000    $  (100,000)   $  3,862,000   $ 1,000,000    $ 4,862,000
                                       ===========    ===========    ============   ===========    ===========


See accompanying pro forma notes to the condensed financial information.

                                       16

                                           ADA-ES, INC.

                                             PRO FORMA
                                 CONDENSED STATEMENT OF OPERATIONS
                             FOR THE THREE MONTHS ENDED MARCH 31, 2003

                                            (unaudited)


                                                Pro Forma      Pro forma   Pro Forma Arch  Pro Forma
                                As reported    Distribution      after       Investment    after Arch
                                ADA-ES, Inc.   Adjustments    Distribution   Adjustments   Investment
                                ------------   -----------    ------------   -----------   ----------


TOTAL REVENUES                   $ 1,267,000   $       --     $ 1,267,000    $     --     $  1,267,000

TOTAL COSTS AND EXPENSES           1,210,000           --       1,210,000          --        1,210,000
                                 -----------   ------------   -----------    ----------   ------------

OPERATING INCOME                      57,000           --          57,000          --           57,000


OTHER INCOME (EXPENSE)                 1,000   (b)  (29,000)      (28,000)   (d)  3,000        (25,000)
                                 -----------   ------------   -----------    ----------   ------------
INCOME  BEFORE TAXES                  58,000        (29,000)       29,000         3,000         32,000
TAX EXPENSE                             --     (a)  (11,000)      (11,000)   (a) (1,000)       (12,000)
                                 -----------   ------------   -----------    ----------   ------------
NET INCOME AFTER TAX             $    58,000   $    (40,000)  $    18,000    $    2,000   $     20,000
                                 ===========   ============   ===========    ==========   ============


WEIGHTED AVERAGE COMMON SHARES        10,000   (c)3,354,000     3,364,000    (e)200,000   (f)3,564,000
                                 ===========   ============   ===========    ==========   ============
OUTSTANDING

NET INCOME AFTER TAX PER SHARE
  (Basic and diluted)            $      5.80                  $       .01                 (f)     $.01
                                 ===========                  ===========                 ============


See accompanying pro forma notes to the condensed financial information.


                                          ADA-ES, INC.

                                            PRO FORMA
                                CONDENSED STATEMENT OF OPERATIONS
                              FOR THE YEAR ENDED DECEMBER 31, 2002

                                           (unaudited)

                                           Pro Forma      Pro forma   Pro Forma Arch  Pro Forma
                           As reported    Distribution      after       Investment   after Arch
                           ADA-ES, Inc.   Adjustments    Distribution   Adjustments  Investment
                           -----------    ------------   -----------    ----------   -----------
TOTAL REVENUES             $ 5,700,000    $       --     $ 5,700,000    $     --     $ 5,700,000

TOTAL COSTS AND EXPENSES     5,207,000            --       5,207,000          --       5,207,000
                           -----------    ------------   -----------    ----------   -----------

OPERATING INCOME               493,000            --         493,000          --         493,000

OTHER INCOME (EXPENSE)         (23,000)   (b) (115,000)     (138,000)   (d) 12,000      (126,000)
                           -----------    ------------   -----------    ----------   -----------

INCOME BEFORE TAXES            470,000        (115,000)      355,000        12,000       367,000

TAX EXPENSE                       --      (a) (131,000)     (131,000)   (a) (5,000)     (136,000)
                           -----------    ------------   -----------    ----------   -----------

NET INCOME                 $   470,000    $   (246,000)  $   224,000    $    7,000   $   231,000
                           ===========    ============   ===========    ==========   ===========


WEIGHTED AVERAGE COMMON
   SHARES OUTSTANDING           10,000    (c)3,286,000     3,296,000    (e)200,000 (f) 3,496,000
                           ===========    ============   ===========    ==========   ===========

NET INCOME PER SHARE
   (Basic and diluted)     $     47.00                   $       .07               (f)$      .07
                           ===========                   ===========                 ===========


See accompanying pro forma notes to the condensed financial information.


                                       17

                                  ADA-ES, INC.

               PRO FORMA NOTES TO CONDENSED FINANCIAL INFORMATION

PRO FORMA CONDENSED BALANCE SHEET AS OF MARCH 31, 2003
     (a) To reflect the transfer of $100,000 in cash to ESI as per the requirements of the Distribution Agreement.
     (b) To reflect the estimated non-recurring costs of spin-off, consisting primarily of estimated legal and accounting fees, printing and postage. This amount was not included in the accompanying pro forma condensed statement of operations since it is non-recurring. Since the reported costs and expenses of ADA-ES currently include all material costs associated with being a separate public company, no adjustment has been made in the pro forma for such costs.
     (c) To reflect the assumption by ADA-ES of $1,150,000 of indebtedness to Tectonic Construction Company ("TCC"), a related party, of which $100,000 is a current liability and the balance of $1,050,000 is a long-term liability. To reflect the assumption of other liabilities by ADA-ES, which relate primarily a sabbatical leave policy of Earth Sciences. Neither of these liabilities are related to the historical operations of ADA-ES and their assumption represents a constructive dividend to Earth Sciences.
     (d) To reflect the net effect of the distribution adjustments. The assumption of the liabilities giving rise to this amount represents an effective dividend to Earth Sciences.
     (e) To reflect the proceeds of the Arch Investment of $1,000,000 and the related debt of $300,000 and increase in common stock for the assumed issuance of 200,000 shares in the amount of $1,000,000. The Arch debenture of $300,000 bears interest at prime plus 1% (currently 6%) and is due in 5 years. Interest payments accrue and are due at the end of the term and at the option of Arch are also convertible into stock of the Company.
     (f) To reflect the required consequential reduction of the TCC indebtedness of $300,000 from proceeds of the Arch Investment, of which $100,000 is a current liability and $200,000 is a long-term liability.

PRO FORMA CONDENSED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2003
     (a) Historically ADA has filed a consolidated return with Earth Sciences and Earth Sciences' net operating loss carryovers have offset any tax liability. Subsequent to the spin-off, the Company will file separate returns and is expected to pay tax at the statutory rates. Income tax expense has been estimated at a combined federal and state rate of 37%.
     (b) To reflect the additional interest expense of the assumed indebtedness to TCC. The amount shown represents an assumed rate of 10% for a three-month period. This indebtedness bear interest at the greater of 10% or prime plus 2%(currently 10%) and under its renegotiated terms is due in equal monthly installments of principal and interest based on a 7 year amortization with a balloon payment due at the end of three years.
     (c) To reflect the increase in shares outstanding based on the new shares issued to accomplish the spin-off. The amount shown is based on the terms of the spin-off where the Earth Sciences shareholders will receive 1 share of the Company's stock for each 10 shares of Earth Sciences stock held, and the weighted average shares outstanding for the three months ended March 31, 2003 as reported by Earth Sciences of 33,364,000. The actual number of shares to be issued will depend on the Earth Sciences shares outstanding as of the record date of the spin-off and number of accounts that will be rounded up to whole shares since no fractional shares will be issued.
     (d) To reflect the net decrease in interest expense from the increase in debt from the Arch Investment less the decrease from the reduction of related party indebtedness. The amount shown represents an assumed benefit of 4% on $300,000 from the differential in interest rates (10% TCC interest rate vs. a 6% Arch interest rate) for a three-month period. Each 1/8% change in the interest rate on this indebtedness will result in an annual change of $375 in interest expense.
     (e) To reflect an assumed increase of 200,000 shares as a result of the Arch Investment, any of which share to be escrowed have been assumed released to Arch. The number of shares shown is based on an assumed average market price of $.25 per share for the Earth Sciences shares for the Arch investment. At an average market price of $.30, 167,000 shares would be issued to Arch and the pro forma earnings per share would remain at $.07 per share. At an average market price of $.20, 250,000 shares would be issued to Arch and the pro forma earnings per share would remain at $.07 per share. (See the discussion above under the heading "Sale of Stock and Debenture to Arch Coal, Inc.")
     (f) For purposes of determining the per share amounts all 200,000 shares assumed issued to Arch have been considered and any of which shares to be escrowed have been assumed released to Arch. A reconciliation of the average weighted shares outstanding is as follows:

          Historical average weighted shares outstanding 121/31/02      10,000
          Weighted average of estimated shares issued in spin-off    3,354,000
                                                                     ---------
                                    Subtotal                         3,364,000
          Shares assumed issued and released to Arch Coal              200,000
                                                                     ---------
                                    Total                            3,564,000
                                                                     =========

     (g) There will be no material management or cost sharing agreements among Earth Sciences and the Company in place subsequent to the spin off.


PRO FORMA CONDENSED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002
     (a) Historically ADA has filed a consolidated return with Earth Sciences and Earth Sciences' net operating loss carryovers have offset any tax liability. Subsequent to the spin-off, the Company will file separate returns and is expected to pay tax at the statutory rates. Income tax expense has been estimated at a combined federal and state rate of 37%.
     (b) To reflect the additional interest expense of the assumed indebtedness to TCC. The amount shown represents an assumed rate of 10% for a one-year period. This indebtedness bear interest at the greater of 10% or prime plus 2%(currently 10%) and under its renegotiated terms is due in equal monthly installments of approximately $13,000 with a balloon payment due at the end of three years.
     (c) To reflect the increase in shares outstanding based on the new shares issued to accomplish the spin-off. The amount shown is based on the terms of the spin-off where the Earth Sciences shareholders will receive 1 share of the Company's stock for each 10 shares of Earth Sciences stock held, and the weighted average shares outstanding for calendar 2002 as reported by Earth Sciences of 32,957,044. The actual number of shares to be issued will depend on the Earth Sciences shares outstanding as of the record date of the spin-off and number of accounts that will be rounded up to whole shares since no fractional shares will be issued.
     (d) To reflect the net decrease in interest expense from the increase in debt from the Arch Investment less the decrease from the reduction of related party indebtedness. The amount shown represents an assumed benefit of 4% on $300,000 from the differential in interest rates (10% TCC interest rate vs. a 6% Arch interest rate). Each 1/8% change in the interest rate on this indebtedness will result in an annual change of $375 in interest expense.
     (e) To reflect an assumed increase of 200,000 shares as a result of the Arch Investment, any of which share to be escrowed have been assumed released to Arch. The number of shares shown is based on an assumed average market price of $.25 per share for the Earth Sciences shares for the Arch investment. At an average market price of $.30, 167,000 shares would be issued to Arch and the pro forma earnings per share would remain at $.07 per share. At an average market price of $.20, 250,000 shares would be issued to Arch and the pro forma earnings per share would remain at $.07 per share. (See the discussion above under the heading "Sale of Stock and Debenture to Arch Coal, Inc.")
     (f) For purposes of determining the per share amounts all 200,000 shares assumed issued to Arch have been considered and any of which shares to be escrowed have been assumed released to Arch. A reconciliation of the average weighted shares outstanding is as follows:

             Historical average weighted shares outstanding 12/31/02      10,000
             Weighted average of estimated shares issued in spin-off   3,286,000
                                                                       ---------
                                     Subtotal                          3,296,000
             Shares assumed issued and released to Arch Coal             200,000
                                                                       ---------
                                     Total                             3,496,000
                                                                       =========

     (g) There will be no material management or cost sharing agreements among Earth Sciences and the Company in place subsequent to the spin off.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the financial statements and related notes thereto included elsewhere in this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Words or phrases such as "will," "hope," "expect," "intend," "plan" or similar expressions are generally intended to identify forward-looking statements. Those statements involve risks and uncertainties that could cause actual results to differ materially from the results discussed herein. The principal risks and uncertainties that may affect the Company's actual performance and results of operations include the following: general economic conditions; adverse weather; changes in federal income tax laws and federal funding for environmental technology/specialty chemicals programs; governmental regulation; changes in governmental and public policy; changes in economic conditions specific to one or more of the Company's markets and businesses; competition; availability of raw materials; and unexpected operations difficulties. Other risks and uncertainties may also affect the outcome of the Company's actual performance and results of operations. You are cautioned not to place undue reliance on the forward-looking statements made in this Management's Discussion and Analysis of Financial Condition and Results of Operations section of this Information Statement.

FOR THE THREE-MONTHS ENDED MARCH 31, 2003

     Liquidity and Capital Resources
In March 2003 ADA-ES and Earth Sciences, Inc. ("ESI") entered into an agreement (the Distribution Agreement) for the pro rata distribution of all the common stock of ADA-ES to the shareholders of ESI based on a record date of to be determined by the ESI Board of Directors. The Distribution Agreement requires certain allocations of cash and liabilities among ESI and ADA-ES prior to the distribution of the ADA-ES common stock. The spin-off is subject to a number of contingencies and ESI reserves the right to revoke the proposed spin-off at any time prior to the distribution date. There can be no assurances that the proposed spin-off will actually occur.

The Company had a positive working capital of $469,000 at 3/31/03. The amount represents a decrease of $90,000 during the quarter. The decrease is a result of capital expenditures during the quarter incurred as a result of expanding our office space. In the event that the spin-off from ESI occurs as planned, the working capital of the Company as of 3/31/03 on a pro forma basis would decrease to $216,000 as a result of the transfer of cash to ESI and the assumption of liabilities as agreed upon in the Distribution Agreement. Management believes that existing and expected improving working capital through continued and improved cash flow from ongoing operations, will be sufficient to meet the anticipated needs of the Company in 2003. There can be no assurances that the positive cash flow that has been achieved will continue.

The continuation of positive cash flow is dependent upon the continuation of chemical sales and operations of the flue gas conditioning (FGC) units currently in-place in Wisconsin, Louisiana and Iowa, each of which provide an average monthly cash flow of approximately $20,000. Unsatisfactory results, which could be caused by a combination or single factor such as changes in coal, mechanical difficulties, whether in the FGC unit or otherwise, and overall cost/benefit analysis, at any of those units may decrease or end the sale of chemicals for such units. The Company is also performing services under four DOE contracts, which overall are expected to produce an estimated $3.1 million in revenues in 2003. Of that amount approximately 18% represents cost share amounts from industry partners, and 37% represents reimbursement from DOE for costs that pass through the Company. Currently funding has been approved by the DOE for approximately $1.3 million of its share of those contracts. If further funding were not approved, the Company would decrease or cease activities on those contracts and would expect to maintain a positive cash flow but at a reduced level.

The Company also has a $350,000 line-of-credit arrangement with a bank to help with its working capital needs. That arrangement is up for renewal in May 2003 and ADA expects to replace it with a $250,000 facility with a different bank. No amounts were outstanding under the line as of 3/31/03.

Planned capital expenditures for ADA to sustain and improve ongoing operations for 2003 are estimated at $300,000. The Company expects to fund these requirements out of existing working capital.

Cash flow provided from operations totaled $424,000 for first quarter of 2003 compared to a use of ($8,000) for the same period in 2002. Cash flow from operations in 2002 was lower than anticipated as the result of significant payments received at the end of 2001 by one utility in advance of equipment installation and operation that would have otherwise been received in early 2002. The amount for 2003 resulted primarily from the operating income plus non-cash charges for depreciation and amortization and changes in other assets and liabilities. Cash flow from investing activities for 2003 includes a use for capital expenditures of $174,000. Cash flow from investing activities for 2002 includes a use for capital expenditures of $11,000. Cash flows used in financing activities were $52,000 in 2003 and $19,000 in 2002, and represent advances to the Company's parent. After the spin-off it is expected that such advances will no longer occur.

Results of Operations
Revenues for the first quarter of 2003 totaled $1,267,000 versus $1,198,000 in 2002. Revenues for 2003 increased due to increased sales in both Mercury Emission Control and Combustion Aids ($41,000 and $151,000, respectively) offset by a decrease of $123,000 in FGC chemical and services. FGC sales in the first quarter of 2002 were higher because they included sales to a Wyoming utility in January of that year that discontinued use of chemicals when it made mechanical changes to its plant. Mercury emission control revenues in the first quarter of 2003 are $41,000 higher than the same period last year due to start-up of long-term testing in Alabama, even though the other DOE contract in this area is winding down. Overall the Company expects revenues from such work will increase in 2003 over that recognized in 2002. At present a majority of our mercury emission control work is funded by government contracts. The Company's charges under those government contracts are subject to audit by the federal government, which could result in adjustment(s) to previously recognized revenue. The Company believes, however, it has complied with all the requirements of the contracts and future adjustments, if any, will not be material. The Company has sold FGC chemicals and services to four utilities thus far in 2003.

Operating expenses increased by $38,000 in 2003 in line with increased revenues. ADA-ES experienced positive gross margins in both 2003 and 2002 (52% for both periods). The Company's continued future success will be dependent upon generating improved gross margins, which in turn are dependent upon increased sales and market penetration.

Consolidated research and development increased by $25,000 in the first quarter of 2003 to $41,000 as compared to $16,000 in 2002. Future consolidated research and development expenses, except for those anticipated to be funded by the DOE contracts and others that may be awarded, are expected to be approximately $100,000 per year for the next several years.

General and administrative expenses increased by $93,000 to $533,000 in the first quarter of 2003 primarily as increases in staff as the Company prepares for the anticipated growth in the mercury control market. We also acquired a small business, which provides services to measure and monitor mercury emissions, as of March 1, 2003 that added $5,000 to G&A expenses for the period.

Registrant's interest expense totaled approximately $1,000 for the first quarter of 2003 and $16,000 for the same period in 2002. The decrease in interest expense is due to improved cash flow that allowed the Company in the spring of 2002 to end an accounts receivable factoring arrangement.

FOR THE YEAR ENDED DECEMBER 31, 2002

Liquidity and Capital Resources
The Company had a positive working capital of $559,000 at 12/31/02. The amount represents an increase of $231,000 during the year. On a pro forma basis, assuming the transactions related to the Distribution were recorded as of 12/31/02, the working capital of the Company would be $359,000. In either case Management believes that existing and expected improving working capital, through continued and improved cash flow from ongoing operations, will be sufficient to meet the anticipated needs of the Company in 2003. However, there can be no assurances that the positive cash flow that has been achieved will continue. The Company also has a $350,000 line-of-credit arrangement with a bank to help with its working capital needs. No amounts were outstanding under the line as of 12/31/02.

The Company's principal source of liquidity is its operating cash flows as supplemented by its line-of-credit noted above. The continuation of positive cash flow is dependent upon the continuation of chemical sales and operations of the flue gas conditioning (FGC) units currently in-place in Wisconsin, Louisiana, Iowa and Alabama, each of which provide an average monthly cash flow of approximately $20,000. Unsatisfactory results, which could be caused by a combination or single factor such as changes in coal, mechanical difficulties (whether in the FGC unit or otherwise), and/or overall cost/benefit analysis, at any of those units may decrease or end the sale of chemicals for such units. The Company is also performing services under four DOE contracts, which overall are expected to produce an estimated $3.1 million in revenues in 2003. Of that amount approximately 18% represents cost share amounts from industry partners, and 37% represents reimbursement from DOE for costs that pass through the Company. Currently funding has been approved by the DOE for approximately $1.3 million of its share of those contracts. If further funding were not approved, the Company would decrease or cease activities on those contracts and would expect to maintain a positive cash flow but at a reduced level.

Planned capital expenditures for ADA-ES to sustain and improve ongoing operations for 2003 are estimated at $200,000. The Company expects to fund these requirements out of existing working capital.

Cash flow provided from operations totaled $279,000 for 2002 compared to $808,000 for 2001. Cash flow from operations in 2001 was higher and 2002 was lower than anticipated as the result of significant payments received at the end of 2001 by one utility in advance of equipment installation and operation. The amount for 2002 resulted primarily from the operating income plus non-cash charges for depreciation and amortization and changes in other assets and liabilities. Cash flow from investing activities for 2002 includes a use for capital expenditures of $69,000. Cash flow from financing activities in 2002 consisted of advances to ESI, the Company's parent, of $372,000 and payments on long-term liabilities of $6,000. Cash flow provided from operations in 2001 resulted primarily from the operating loss less non-cash charges for depreciation and amortization. Cash flow from investing activities for 2001 includes a use for capital expenditures of $131,000. Cash flow from financing activities in 2001 consisted of advances to ESI of $347,000 and payments on long-term liabilities of $19,000.

Results of Operations
Revenues totaled $5,700,000 in 2002 versus $5,551,000 in 2001. Revenues for 2002 increased $149,000 due to increased sales in both FGC chemical and services and government contracts of $74,000 and $75,000, respectively. The Company's government contracts are subject to audit by the federal government, which could result in adjustment(s) to previously recognized revenue. The Company believes, however, it has complied with all the requirements of the contracts and future adjustments, if any, will not be material. The Company sold FGC chemicals and services to five utilities during 2002, four of which were continuing customers as of year-end.

Total operating expenses (cost of government contracts and direct costs) increased by $106,000 in 2002 as a result of the a higher mix of equipment sales where profit margins are less than for the company's proprietary chemicals. ADA-ES experienced positive gross margins in 2002 and 2001 of 46% and 47%, respectively, but these were less than margins in excess of 50% expected from routine operations and resulted from ADA-ES activities to establish further market acceptance and its market share for its ADA 249 fluxing agents. The Company's continued future success will be dependent upon generating improved gross margins, which in turn are dependent upon increased sales and market penetration. Development expenses related to the introduction of ADA-249 increased expenses by a net of approximately of $127,000 and $250,000 in 2002 and 2001, respectively.

Consolidated research and development decreased in 2002 by $9,000 to $93,000 as compared to $102,000 in 2001. Future consolidated research and development expenses, except for those anticipated to be funded by the DOE contracts and others that may be awarded, are expected to be approximately $100,000 per year for the next several years.

General and administrative expenses decreased by $107,000 to $1,941,000 in 2002 primarily as a result of consolidating the previous northeast office operation in Littleton, Colorado.

The Company's interest expense totaled approximately $26,000 for 2002 and $73,000 for 2001. The decrease of $47,000 in interest expense is due to improved cash flow that allowed the Company in the spring of 2002 to end an accounts receivable factoring arrangement. The factoring arrangement for accounts receivable imposed an interest rate and fees that resulted in an effective interest annual rate of over 18% on amounts borrowed. With improved cash flow the Company was able to avoid any significant additional borrowing.

Critical Accounting Policies and Estimates
Significant estimates are used in preparation of the financial statements and include the Company's allowance for doubtful accounts, which is based on historical experience. However, a significant amount of the Company's accounts receivable ($397,000 and $164,000 at December 31, 2002 and March 31, 2003,
respectively) is from the federal government. Amounts invoiced for government contracts are subject to change based on the results of future audits by the federal government. The Company has not experienced significant adjustments in the past, and as a result it is unlikely that a significant adjustment will be made in the future. The Company uses its judgment to support the current fair value of goodwill and other intangible assets of $2.1 million on the consolidated balance sheet. Although the Company has had an independent valuation prepared, which support its recorded value and, management believes the fair value of other recorded intangibles are not impaired, market demand for the Company's product and services could change in the future requiring a write-down in recorded values. As with all estimates, the amounts described above are subject to change as additional information becomes available.

New Accounting Policies
The Company applies APB Opinion 25 and related interpretations in accounting for its stock options and warrants which are granted to employees. Accordingly, no compensation cost would be recognized for grants of options and warrants to employees if the exercise prices were not less than the fair value of the Company's common stock on the grant dates. The Company had no stock based compensation issued to employees during the quarters ended March 31, 2003 or 2002. However, had there been such issuances and had compensation cost been determined based on an estimate of the fair value consistent with the method of SFAS No. 123 at the grant dates for awards under those plans, the Company's net income and EPS would have been reduced. In accordance with SFAS 148, pro forma amounts would have been included in this report to set forth the reduction. In April 2002, the FASB approved for issuance Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds previous accounting guidance, which required all gains and losses from extinguishment of debt be classified as an extraordinary item. Under SFAS 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. SFAS 145 is effective for fiscal years beginning after May 15, 2002 and adoption is not expected to have a material effect on the Company's financial position or results of its operations.

                                    BUSINESS

CORPORATE HISTORY
ADA-ES was incorporated under the laws of the State of Colorado in 1997 to serve as the holding company for ADA-ES, LLC. In May 1997, Earth Sciences acquired a 51% equity position in ADA-ES, LLC through a combination of stock and cash. The acquisition agreement provided for payments of cash and notes and included an option for Earth Sciences to acquire the remaining equity interests in ADA-ES, LLC from the ADA-ES shareholders. In May 1998, Earth Sciences exercised that option, acquiring a 100% interest in ADA-ES, LLC by issuance of 1,716,000 shares of stock to the shareholders of ADA-ES in exchange for all their shares in ADA-ES. As of January 1, 2003, Earth Sciences transferred all of its ownership in ADA-ES, LLC into ADA-ES.

Market for Our Products and Services
The primary drivers for many of our services are new environmental regulations and the deregulation of the utility industry. Environmental regulations, such as the 1990 Clean Air Act Amendments, are requiring utilities to reduce emission of pollutants, such as sulfur dioxide and nitrogen dioxide, and toxic particles. In addition to environmental regulations, the coal burning electric power generation industry is also impacted by the ongoing deregulation of the utility business. Historically, public utilities have been able to pass capital and operating costs onto customers through rate adjustments. However with deregulation, utility companies face competitive challenges requiring them to better control capital spending and operating costs. These changes increase the need for cost-effective retrofit technologies that can be used to enhance existing plant equipment to meet the more stringent emission limits while burning less expensive coals. We have entered this market with our proprietary non-toxic chemical conditioner that offers both technical and economic advantages over the hazardous chemicals that have been in use.

The Environmental Protection Agency and numerous state regulatory bodies are developing regulations that are expected to require large mercury reductions at the nation's 1,100-plus coal units by 2007. Early DOE studies indicate that the cost to control these emissions will be $2-$5 billion annually. We are positioning ourselves to be a key supplier of services to the market that is anticipated to be established by these regulations. The markets that will be affected by new regulations are the same ones that we currently operate within. In addition, the systems and products that are required for mercury controls fit well with the our existing products and capabilities.

ADA-ES' Technology and Services - FGC
We have developed a technology for conditioning flue gas streams from combustion sources that allows existing air pollution control devices to operate more efficiently. Through various suppliers and contractors, we may manufacture engineered units for each individual application. The units mix, pump and monitor the feed of proprietary chemical blends. The chemical blends are applied to the flue gas streams by a pressurized system of specially designed lances and nozzles. Such treatment of the flue gas stream alters the physical properties of the fly ash particles contained therein primarily by decreasing particle resistivity. This alteration allows the existing electrostatic precipitator ("ESP") to more effectively collect such fly ash particles that would otherwise escape into the atmosphere. ADA-ES' technology also has application in the cement and petroleum refining industries where particulate emissions are being or need to be controlled. The non-utility markets are not being aggressively pursued since the profit margin potential for such customers is considered to be less since chemical usage is lower.

ADA-249
In 2000, we introduced a new specialty chemical, ADA-249, a product designed to save utility companies with cyclone furnaces significant costs each year through reduced fuel costs, enhanced operational flexibility and improved marketability of combustion by-products. Cyclone furnaces were designed as an efficient, compact way to burn high-ash, high-sulfur coals to produce steam for power generation. The coals for which these units were designed typically produce a thick molten slag layer on the walls of each cyclone barrel. The slag coating catches the incoming coal and holds it until combustion is completed. When switching to Powder River Basin ("PRB") coal, however, the slag layer is usually too thin and watery to capture the coal, so the coal must burn in flight. Even though PRB coal burns faster than bituminous coal, there is just not enough time for combustion to be completed within the main furnace firebox. The result is usually unacceptable amounts of unburned carbon in the flyash as well as increased ash deposition, increased air emissions, and an unfavorable unit heat rate.

Another problem with PRB coal slag in a cyclone furnace is that it solidifies (freezes) abruptly during low-load operation when the cyclone temperature drops. Since these boilers rely on keeping the slag molten all the way to the slag tap (a drain on the furnace floor) in order to operate, the freezing problem can cause unplanned shutdowns and lost revenues. In order to keep the PRB coal slag molten, these units must be operated at high loads even during periods of low demand, which adversely affects power revenues. Finally, bottom ash is a more valuable commodity for sale to ash brokers than flyash. Many cyclone boilers that have converted to PRB coal have lost significant revenues from ash sales compared to the old days of burning high-ash coals.

ADA-249 is a patented product designed to modify slag viscosity. ADA-249 is a blend of iron oxides, mineralizers, and flow enhancers, that is added to the PRB coal prior to combustion in order to create the proper slag layer for combustion within the cyclone barrel. In application at the utility, ADA-249 is conveyed mechanically from a supply delivered via dump truck to a hopper. From there ADA-249 is fed by screw and belt conveyors to the coal feeders. The addition of ADA-249 to the coal results in more coal burning in the cyclone, less carbon in the flyash, better precipitator performance, reliable slag tapping, and more bottom ash to sell. We design and sell the delivery system and the continuing supply of chemical.


In May 2001, we entered an agreement with Arch Coal Inc., the second largest U.S. coal producer, to jointly market ADA-249 to cyclone-fired power plants. The agreement was modified and restated as of January 1, 2002. Pursuant to the agreement, the Company has granted a non-exclusive, non-transferable license to the joint venture to use ADA 249 in connection with the JV activities. The JV is controlled by a five member management committee, three of whose members are selected by Arch and the remaining members by the Company. The JV will pay the Company the commercial price less a discount of approximately $15 per ton for all ADA 249 material supplied and commercial rates for any technical services. The Company and Arch each will bear their own costs and expenses related to any ADA 249 marketing efforts. Arch will fund the JV activities, including equipment needs and will retain any net profits. Either party may terminate the JV upon 60-days written notice after non-approval of the annually required business plan.

We and Arch anticipate providing to their customers a long-term package of PRB coal, the ADA-249 chemical and, if needed, the required injection equipment. This package is intended to enable boiler operators to achieve the benefits of the ADA-249 fuel additive without making a significant capital investment. The companies will also handle the logistics of supply and system maintenance. During 2002, in addition to continual sales to one customer, (the revenues from whom amounted to less than 10% of the Company's total revenues), ADA-249 was demonstrated at four sites, for which we are in various stages of negotiation to supply ADA 249 on a continual basis. The DOE does not participate with the Company in any of its activities related to ADA 249.

Government Contracts
The DOE issues solicitations from time to time for various development and demonstration projects. The DOE solicitations range in subject matter, and the Company submits bids for topics that fit the Company's mission and strategic plan. The bids involve a proposed statement of work, and contracts are negotiated with successful bidders to perform the specified work.

The contracts with the DOE are known as Cooperative Agreements and are considered financial assistance awards. The Company currently has three such agreements. Generally, the agreements cover the development and/or demonstration of air pollution control technologies for coal-fired power generating plants. One agreement provides for the development of a technology to reduce the emission of particulate matter from power plants. The second and third agreements cover the testing of mercury control systems at power plants. The work may involve designing and fabricating equipment, installing the equipment at power plants, testing the equipment, preparing economic studies, and preparing various reports. The deliverables required by the agreements include various technical and financial reports that are submitted by the Company on a prescribed schedule. The agreements require that the negotiated scope of work be performed, which includes testing/demonstrating various air pollution control technologies. The agreements with the DOE provide that any intellectual property that results from the work become the property of the Company.

DOE FGC Contract
In September 1999, ADA-ES was awarded a $1 million DOE contract to develop an expanded line of flue gas conditioning agents. This project was initiated in January 2000 with an objective of developing a new family of flue gas conditioning products. These products are targeted for use at coal-fired power stations that are equipped with older and smaller cold-side electrostatic precipitators. Efforts during the first year helped to establish laboratory methodologies for evaluating trial formulations of chemical additives, preparing and evaluating trial quantities of additives, and beginning full-scale field trials of the most promising formulations. Three of the best performing conditioning agents were tested at full scale at the City of Ames power plant, and one showed improved performance when compared to the product currently being used at the plant. Refinements were made to the conditioning agents during 2001 and field trials began late in the year at a PacifiCorp plant. The testing at PacifiCorp was successfully completed during 2002 showing opacity reductions. In addition, no detrimental impacts on ash quality were observed. A final test series was begun later in the year at the AEP Conesville Plant. Initial results showed positive performance of the product in terms of opacity reductions. We anticipate testing will continue through early 2003 when work on the DOE contract will wrap up. Commercial flue gas conditioning products may result from this work that will serve a new market segment of power plants for ADA-ES. Under terms of the cooperative agreement with the Department of Energy, ADA-ES will own the proprietary rights to any commercial products that are developed as a result of this work.

DOE Mercury Contract
ADA-ES began work on a Cooperative Agreement with the Department of Energy in October, 2000 to demonstrate full-scale mercury control systems at coal-fired power plants. During the three-year, $6.8 million project, integrated control systems are being installed and tested at four power plants. The mercury control system involves injecting powdered activated carbon (PAC) into the power plant flue gas where it ties up the mercury. The existing particle control equipment at the power plant then collects the PAC. ADA-ES is responsible for managing the project including engineering, testing, economic analysis, and information dissemination functions. Power generating companies that have entered into contracts with ADA-ES are Alabama Power Company, We Energies, and PG&E National Energy Group. During 2001 ADA-ES completed demonstration tests at two of the plants, and the remaining two plants were tested during 2002. The first test site was Alabama Power's Gaston plant, which uses fabric filters to reduce particulate matter emissions. Tests using PAC at this site showed that 80-85 percent of the mercury was removed, with as much as 90 percent being removed at the highest performing periods during two weeks of testing. The We Energies Pleasant Prairie Power Plant was the second site to be tested. This site is equipped with electrostatic precipitators for particle collection. Mercury-removal rates at this site using PAC ranged from 40 to 60 percent, with short-term peak removal rates being 60-70 percent. Testing at the PG&E Brayton Point Station showed that mercury removals of 90 percent could be achieved using PAC. Test data from Salem Harbor were still being evaluated at the end of 2002 and were not available for release. The Cooperative Agreement with DOE is scheduled to be completed late in 2003.

DOE Long-Term Test of Mercury Controls
ADA-ES was awarded a $2.4 million contract from the Department of Energy in September 2002 to install a mercury control system and evaluate its operation over an extended period of time. The project will take place at Alabama Power Company's Plant Gaston where PAC will be injected into the flue gas stream between an existing electrostatic precipitator and COHPAC baghouse. A limited test of this configuration was performed under the DOE project described above with good results. The extended test will mature the technology and provide information that is needed to assure reliable long-term continuous operation in these systems. Work on the project in 2002 involved engineering and procurement. Installation and testing is expected to commence in early 2003.

CCPI Program at We Energies
The Company has been selected to provide mercury control technology and services for a major project at the We Energies Presque Isle Power Plant. The U.S. Department of Energy announced in January 2003 that it will award a grant to We Energies, located in Milwaukee, Wis., to demonstrate an integrated mercury and particulate matter emissions control system on three generating units at the facility located in Marquette, Mich.

The demonstration project, named TOXECON, will also investigate the capabilities of the proposed system to control sulfur dioxide and nitrogen oxide emissions. The primary attribute of TOXECON, an Electric Power Research Institute patented process, is that it potentially represents the best option for control of greater than 80 percent of mercury from coal-fired plants. TOXECON may also prove to be the primary mercury control choice for western coals, and the only choice for units with hot-side electrostatic precipitators.

TOXECON will make use of only one "baghouse," or emissions collection structure, for three small boilers, increasing the cost-effectiveness of the integrated system. TOXECON would also allow for separate treatment or disposal of the ash collected in the primary particulate control device, and would be applicable to a significant number of existing coal-fired plants in the U.S.

Specific objectives of the project are to achieve at least 90 percent mercury removal; determine viability of sorbent injection for up to 70 percent sulfur dioxide control; minimize waste disposal with a target of 100 percent utilization; and recover at least 90 percent of the mercury captured in the ash. DOE will provide $25 million of the project's $50 million total cost. We Energies will host the project as well as serve as the prime contractor with the DOE. The Company will provide on-site engineering support, mercury control and measurement technologies, and project management services under a $10 million contract with We Energies. Cummins & Barnard and Environmental Elements Corp. will provide design, construction, hardware and technical resources to the project.

Work under the contract will cover five phases over a five-year period, with phase one to be completed in the first quarter of 2003. As a result of the project, it's expected that there will be (i) a significant reduction in the rate of air emissions from the Presque Isle units and (ii) mercury control retrofit technologies and emissions control improvements will be significantly advanced throughout the U.S.

Commercial Mercury Emissions Control
In December 2002 we entered into an exclusive relationship with ALSTOM Environmental Control Systems ("Alstom"), the largest supplier of equipment to power plants in North America, to market systems for mercury removal from power plants and other facilities. In response to pending State and Federal legislation for mercury emission control, Alstom and ADA-ES intend to provide overall turnkey solutions for mercury control including guaranteed performance. Such solutions may include all equipment required including carbon storage and injection equipment, particulate collection equipment or redesign/rebuild/conversion of existing equipment, monitoring equipment, and even guaranteed supply of powdered activated carbon (PAC).

The partnership will focus on providing the required equipment and modifications to achieve up to 90% removal of mercury meeting all applicable standards. The partnership will combine our leading technology position in PAC based mercury removal, acquired through our years of development including the DOE sponsored projects, with Alstom's technology in particulate collection (Electrostatic Precipitators and Fabric Filters) and Alstom's experience in mercury removal in the waste to energy business.

Under the terms of the agreement with Alstom:

     o    the parties will jointly develop marketing plans and sales objectives;
     o the parties will grant one another exclusive marketing licenses to exploit their respective intellectual property for mercury emission control;
     o the parties will grant one another limited, royalty-free licenses to use their respective intellectual property for mercury emission control;
     o the parties will make joint commercial offerings for mercury emission control;
     o ADA-ES and Alstom will each pay for their respective costs of marketing and development of their mercury control technologies; and
     o the agreement may be terminated by mutual agreement of ADA-ES and Alstom, an uncured breach of a material provision, and/or after one year upon three months written notice to the other party.

In 2001 Earth Sciences and NORIT Americas Inc. ("NORIT") entered into a Market Development Agreement to jointly pursue the market for equipment and sorbents to remove mercury from coal-fired boilers. Earth Sciences has assigned all of its rights under that agreement to us as part of the distribution agreement with the consent of Norit. The agreement joins us with NORIT the country's leading supplier of powdered activated carbon. The goal of the agreement is to jointly develop mercury control sorbents designed to maximize removal efficiency and minimize costs. NORIT provides PAC and dosing systems for removing mercury from flue gas generated from the combustion of municipal and medical solid waste and hazardous waste. The agreement provides a long-term means for both us and NORIT to benefit from potential sales of equipment and to participate in the development of sorbents for this emerging mercury control market.

Under the terms of the agreement with Norit:

     o    the target market is defined as North American coal-fired utilities;
     o    ADA-ES is responsible for
          o sorbent identification, technical and economic ranking and demonstration testing
          o    market development and sales coverage
          o equipment contract negotiation, project execution and installation supervision
     o Norit is responsible for manufacture and/or supply of sorbents and the equipment dosing systems;
     o subject to performance requirements, ADA-ES will represent Norit exclusively in the defined market;
     o in order for ADA-ES to maintain its exclusive representation of Norit, at least 50% of the market users during the 2004 to 2007 period must be supplied by Norit, in periods beyond those dates, annual minimum sales targets will be mutually agreed upon;
     o for Norit to maintain exclusivity, it must supply sorbents at prices and in quantities to meet the market demand and the ADA-ES sales targets;
     o ADA-ES will earn a commission of 10% on sorbent sales and 5% on equipment sales, which commissions continue even if ADA-ES fails to maintain its exclusivity through failure to meet its performance requirements; and
     o the parties agree to renew or renegotiate the agreement in good faith during the period when regulations requiring mercury emission controls are being reviewed which the parties estimate will be in 2004.


Other Consulting Services
ADA-ES also offers consulting services to assist utilities in planning and implementing strategies to meet new government emission standards requiring reductions in both sulfur dioxide and nitrogen dioxide. ADA-ES is also developing and testing new chemical blends expected to aid coal-burning utilities in the variety of problems that may be encountered in switching to lower cost coals.

Competition
Our primary competition is the conventional FGC technology using either sulfur trioxide or a combination of sulfur trioxide and ammonia. This technology has been available commercially since the 1970's and is offered by Chemithon Engineers Ltd., Wahlco, Inc. and Benetech in a variety of forms. Conditioning of fly ash by injecting small amounts of sulfur trioxide into the flue gas is a well-proven technique for improving performance of the ESP. Such sulfur trioxide conditioning loses its effectiveness in application with temperatures over 350 degrees F. The capital costs of conventional FGC technology are in excess of $1 million. Injection of water mist into the flue gas stream is also a known technique for improving performance of the ESP in certain applications and is offered by EnviroCare, Inc. The capital cost of a water injection system are typically $200-300,000. A typical ADA-ES system can cost between $300,000-600,000. The Company has also introduced a product shown to be effective in the 300-750 degree range that is suitable for intermittent application and can augment a sulfur trioxide system and help to avoid use of ammonia. The competitive advantages of our FGC technology include an effective temperature range of 300 degrees F to 900 degrees F; a simple injection system; a non-toxic conditioner that will not become a secondary pollutant; and chemicals that are safer and easier to handle on site. The variety of products in the industry to aid ESP performance primarily compete on the basis of performance and price. The Company usually arranges for a full-scale demonstration of its products to its potential customers prior to selling its systems and chemicals for use on a continual basis.

There are no major barriers to entry of our products in the market, however, utility companies are generally slow to embrace new technologies when they perceive any potential for disruption in the production of electricity. The market for ADA-249 is just starting to emerge and no significant competition yet exists. The market for mercury emission control of coal-fired utilities is considered an emerging industry driven by regulations that are expected to be promulgated by the U.S. EPA, state legislatures and/ or the U.S. Congress. See the discussion above in Risk Factors under the caption "IF EXISTING AND PLANNED ENVIRONMENTAL LAWS ARE RESCINDED OR SUBSTANTIALLY CHANGED,OUR BUSINESS MAY NOT GROW AS EXPECTED."

Patents
We have received five patents related to different aspects of our technology. The Company's patents have terms of 20 years measured from the application date, the earliest of which was in 1995. The patent related to ADA 249 has been approved for issuance and the related fee has been paid. We expect issuance of that patent in the next few months. The application for the ADA 249 patent was filed in 2000. We continue to improve our products, and patents for three additional products have been submitted. Although important to protect our continuing business, we do not consider any of such patents to be critical to the ongoing conduct of our business.

Supply of Chemical for Our Customers
We typically negotiate blending contracts that include secrecy agreements with chemical suppliers located near major customers. These arrangements minimize transportation costs while assuring continuous supply of ADA-ES proprietary chemical blends. Such arrangements have been in place since the spring of 1999 and are generally renewed on an annual basis.



RAW MATERIALS.
We purchase equipment from a variety of vendors for the engineered units we manufacture. Such equipment is available from numerous sources. We purchase our proprietary chemicals through negotiated blending contracts with chemical suppliers generally located near each major customer. The chemicals used are readily available, and several such chemical suppliers can perform to our requirements.

SEASONALITY OF ACTIVITIES.
The sale of FGC chemicals is dependent on the operations of the utilities to which such chemicals are provided. Our FGC customers routinely schedule maintenance outages in the spring of each year. During the period of such outages, which may range from two weeks to over a month, no FGC chemicals are used and purchases from us are correspondingly reduced.

DEPENDENCE ON MAJOR CUSTOMERS.
In 2002 we supplied chemical, equipment and services to 5 FGC customers. We recognized 13% of our revenue from MidAmerican Energy Co. in Iowa, 14% from Alabama Power Company in Alabama, and 10% from Cleco Utility Group, Inc. in Louisiana. ADA-ES' own sales staff markets our technology through trade shows, mailings and direct contact with potential customers. During 2002 we recognized 46% of our revenue from services provided under contracts to the U.S. government as discussed above under Government Contracts. (See also Notes 4 and 8 to the Financial Statement included elsewhere in this report).

RESEARCH AND DEVELOPMENT ACTIVITIES.
We spent approximately $93,000 and $102,000 on research and development activities related to further development of our technology during 2002 and 2001, respectively.

EMPLOYEES.
As of December 31, 2002 we employed a total of 16 full-time personnel. Included in this number are 15 people employed at our offices in Littleton, Colorado and 1 in Alabama. In addition, other personnel were employed on a contract basis for specific project tasks.

PROPERTIES
We lease approx. 12,000 square feet of combined office and warehouse space in Littleton, Colorado a suburb of Denver. The term of the lease runs through 2009 and the lease agreement has an option to extend the term. We believe our facilities are sufficient for our needs in to the foreseeable future. We do not own any real property, but lease all of our office facilities.


                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES
Our directors and executive officers were appointed by Earth Sciences prior to the spin-off. Our Directors will serve until the first annual meeting of stockholders, which is expected to occur in 2004. Directors will be elected annually. We anticipate having a Board composed of eight directors at the time of the spin-off, a majority of whom will be outside directors. Except for their directorships in Earth Sciences, none of our directors hold director positions in other public companies. Information concerning our directors and our key executive officers is provided below.

      Name                     Age       Position and Offices
      ----                     ---       ---------------------------
Ramon E. Bisque                 71       Chairman of the Board of Directors
Duane N. Bloom                  69       Director, Member of the Audit Committee
C. Jean Bustard                 45       Executive Vice President
Michael D. Durham               53       Director, President
Ronald B. Johnson               71       Director, Member of the Audit Committee
Robert H. Lowdermilk            66       Director
Mark H. McKinnies               51       Director, Chief Financial Officer
Rollie J. Peterson              55       Director, Member of the Audit Committee
Richard J. Schlager             51       Vice President Contract R&D
John F. Wurster                 55       Vice President Sales and Marketing

We expect that the appointment of Mr. Lowdermilk to the Board of Directors of the Company will be made pursuant to a letter agreement whereby the management of the Company will agree to make available one seat on the Board so long as Mr. Lowdermilk and/or Tectonic Construction Co. continues to hold no less than 100,000 shares and the Company remains indebted to Tectonic for any amount. We expect that the appointment a designee of Arch Coal to the Board will be made pursuant to their investment agreement whereby the management of the Company will agree to make available one seat on the Board so long as Arch Coal, Inc. continues to hold no less than 100,000 shares. There are no other arrangements or understandings between any directors or executive officers and any other person or persons pursuant to which they were selected as director or executive officer.


Each of the officers named above serves from year to year at the pleasure of the Board of Directors. Drs. Bisque and Bloom and Mr. McKinnies are all Directors of Earth Sciences, Inc. Dr. Durham and Messrs. Johnson, Lowdermilk, and Peterson have tendered their resignations as directors to Earth Sciences effective upon completion of the spin-off.

Dr. Bisque is Professor Emeritus at the Colorado School of Mines, Golden, Colorado and was a co-founder of Earth Sciences, Inc. in 1963. Dr. Bisque has been Chairman of the Board of Directors and a full or part time employee of Earth Sciences since 1974.

Dr. Bloom was a co-founder of Earth Sciences, Inc. in 1963. Dr. Bloom was employed full time by Earth Sciences since that time through 1999. Dr. Bloom has been retired since that time.

Ms. Bustard has been Executive Vice President of ADA-ES, LLC since its formation in 1996. Ms. Bustard was employed by ADA Technologies from 1988 through 1996. Ms. Bustard holds a B.S. in Physics Education from Indiana University and a 1979 M.A. in Physics, Indiana State University.

Dr. Durham was a co-founder in 1985 of ADA Technologies, Inc., an Englewood, Colorado private company which contracts to the Federal government and others for development of emission technologies. Dr. Durham has been president of ADA-ES LLC, since 1996.

Mr. Johnson has been the Chairman of Twin Kem International, Inc., a distributor of agricultural and industrial chemicals, since 1984.

Mr. Lowdermilk has been president of Tectonic Construction Company, a producer of washed aggregates and specialty sands since 1986. Mr. Lowdermilk has a long history in construction and engineering projects.

Mr. McKinnies is a CPA and worked for Peat, Marwick, Mitchell & Co. before commencing employment at Earth Sciences in 1978. Mr. McKinnies has been President of Earth Sciences since 1983.



Mr. Peterson is a self-employed businessman and president and co-owner of Cobblestone Development Co., a commercial land development company in Minnesota that he helped found in 1987.

Mr. Schlager has been employed by the Company since 2000 and was employed by ADA Technologies from 1989 until that time. Mr. Schlager holds a BS in Chemistry and a M.S. in Metallurgical Engineering from the Colorado School of Mines.

Mr. Wurster has been a Vice President of ADA-ES, LLC since its formation in 1996. Prior to 1996, Mr. Wurster was employed by ADA Technologies, Inc. as VP of Sales.

No family relationship exists between any individuals named above.


                            COMPENSATION OF OFFICERS

The following tables show compensation during the fiscal years ended December 31, 2002, 2001 and 2000, and option grants and option exercises during the fiscal year ended December 31, 2002, of those persons who were, at December 31, 2002 the five most highly compensated executive officers of ADA-ES whose total compensation exceeded $100,000.

                           Summary Compensation Table
                           --------------------------
                                                          Long Term Compensation
                                                                   Awards
                                                          ----------------------
                                                           Securities Underlying
                                    Annual Compensation           Options
Name of Individual and              -------------------    ---------------------
Principal Position        Year    Salary (1)     Other (2)        (#) (3)
------------------        ----    ----------     ---------        -------

C. Jean Bustard           2002     $ 97,170      $26,633              -
Executive Vice            2001     $ 88,086      $24,180              -
President of ADA-ES       2000     $ 80,458      $22,118            9,386

Michael D. Durham         2002     $150,652      $35,742              -
President and             2001     $142,911      $34,270              -
Director                  2000     $132,021      $31,734           14,548

Mark H. McKinnies         2002     $149,156      $35,628              -
Director and Chief        2001     $137,989      $33,698              -
Financial Officer         2000     $122,934      $31,734           14,079

Richard J. Schlager       2002     $ 92,041      $25,335              -
Vice President of         2001     $ 86,934      $24,007              -
Contract Research &       2000     $ 76,668      $21,231            9,386
Development

John F. Wurster           2002     $196,811      $34,043              -
Vice President of         2001     $298,844      $32,279              -
Sales and Marketing       2000     $338,185      $31,747           40,000

----------
(1) The salary amount for Mr. Wurster includes $22,009, $170,438 and $61,799 paid to Orion Issues Management, Inc. ("OIMI") on his behalf in 2000, 2001 and 2002, respectively. Mr. Wurster performs a portion of his services to the Company through OIMI. The Company has no other relationship with OIMI.
(2) Amounts represent discretionary pension contributions, 401(k) deferrals and matching payments made to a qualified plan by the Company for the benefit of the named individual. In all years such amounts include stock issued by Earth Sciences, Inc. for the discretionary pension contribution portion of such payments averaging 40% of the amounts shown.

(3) The securities shown represent options to acquire shares of Earth Sciences adjusted to reflect the underlying shares in the Company that would result from such exercise (1 share for each 10 of Earth Sciences.) It is contemplated that on the completion of the Distribution, options will be granted by the Company to duplicate the purchase rights afforded by the options in Earth Sciences.


                     Options/SAR Grants in Last Fiscal Year
                                Individual Grants
                     --------------------------------------

None


                    Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values
                    ------------------------------------------------------------------------

                    Shares                              Number of securities
                    acquired on       Value            underlying unexercised          Value of unexercised
Name                exercise (#)(1)   realized ($)    options at FY-end(#) (1)          options at FY-End
----                ---------------   ------------    ------------------------          -----------------
                                                     exercisable/not exercisable   exercisable/not exercisable
                                                     ---------------------------   ---------------------------
C. Jean Bustard          -0-             $-0-                 9,386/ -0-                     $-0- /-0
Michael D. Durham        -0-             $-0-                14,548/ -0-                     $-0- /-0-
Mark H. McKinnies       14,079          -$-0-                  -0- / -0-                     $-0- /-0-
C. Jean Bustard          -0-             $-0-                 9,386/ -0-                     $-0- /-0-
John F. Wurster          -0-            -$-0-                40,000/ -0-                     $-0- /-0-

----------
(1)  The securities and options shown represent shares of Earth Sciences adjusted to reflect the underlying shares in the Company that would result from such ownership or exercise (1 share for each 10 of Earth Sciences). It is contemplated that on the completion of the Distribution, options will be granted by the Company to duplicate the purchase rights afforded by the options in Earth Sciences.


                                         Equity Compensation Plan Information (1)
                                         ----------------------------------------

                                                                                         Number of securities remaining
                                 Number of securities to     Weighted-average exercise   available for future issuance under
                                 be issued upon exercise     price of outstanding        equity compensation plans
                                 of outstanding options,     options, warrants and       (excluding securities reflected in
Plan category                    warrants and rights         rights                      column (a))
-------------                               (a)                         (b)                              (c)
                                 -----------------------     -------------------------   -----------------------------------

Equity compensation plans
approved by security holders               87,292                      $2.50                            23,630

Equity compensation plans not
approved by security holders (2)           46,406                      $2.50                             1,500
                                          -------                      -----                            ------

Total                                     133,698                      $2.50                            25,130
                                          =======                      =====                            ======

----------

                                       28

(1) The securities shown in the above table represent options to acquire shares of Earth Sciences adjusted to reflect the underlying shares in the Company that would result from such exercise (1 share for each 10 of Earth Sciences.) The shares shown in the first plan category have been approved by Earth Sciences shareholders and not the ADA-ES shareholders. It is contemplated that on the completion of the Distribution, similar options will be granted by the Company to duplicate the purchase rights afforded by the options in Earth Sciences.
(2) The amount shown represents options to acquire shares of Earth Sciences adjusted to reflect the underlying shares in the Company that would result from such exercise (1 share for each 10 of Earth Sciences). The options were granted to an employee of ADA-ES and a consultant of Earth Sciences Extraction Company in Calgary as a separate inducement for their services. The exercise price was based on the market price of the stock at the date of grant and the options expire after five years.


STOCK OPTION PLAN

On or before the distribution date, we intend to adopt the 2002 ADA-ES, Inc. Stock Option Plan. One purpose of the plan is to duplicate the options previously awarded by Earth Sciences that will be cancelled. Otherwise, the plan is intended to serve to encourage our key employees, through their individual efforts, to improve our overall performance and to promote profitability by providing them an opportunity to participate in the increased value they help create. Options granted under the plan may be in the form of "incentive stock options" as defined under section 422 of the Internal Revenue Code of 1986, as amended, or options that are not incentive stock options. The plan will be administered by the compensation committee of the board of directors. The plan has been approved by ESI as the sole shareholder of ADAES prior to the distribution. There is no intention to have the plan further approved by ADAES shareholders subsequent to the distribution.

We intend to reserve 400,000 shares of our common stock for issuance under the plan. In general, all options granted under the plan will lapse ten years from the date of grant (five years in the case of a 10% stockholder of our company, our parent or one of our subsidiaries). In general, the exercise price of an option will be determined by the compensation committee of the board of directors at the time the option is granted and will not be less than 100% of the fair market value of a share of our common stock on the date the option is granted. The compensation committee may provide in the option agreement that an option may be exercised in whole immediately or is exercisable in increments through a vesting schedule.

DIRECTOR COMPENSATION

On or after the distribution date, we intend to approve a compensation plan for our non-employee directors. Under the compensation plan, we expect that each non-employee director will receive $5,000 per year, which amount may be payable in common stock of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

Upon completion of the spin-off, we will establish two committees of the board of directors, an audit committee and a compensation committee.

Upon completion of the spin-off, the audit committee will consist of certain of our "independent directors." The audit committee will be responsible for considering the independence of our independent auditor and for performing various oversight roles in connection with our operations as described in the Commission's regulations.

The compensation committee will be responsible for determining the compensation payable to our executive officers and making grants under our stock option plan.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provide that we shall indemnify, to the fullest extent permitted by the Colorado Business Corporations Act ("CBCA"), each person who is involved in any litigation or other proceeding because of their position as a director or officer of our company, against all expense, loss or liability reasonably incurred or suffered in connection with that litigation. Our bylaws provide that we may pay a director or officer expenses incurred in defending any proceeding in advance of its final disposition upon our receipt of an undertaking, by or on behalf of the director or officer, to repay the amount so advanced if it is ultimately determined that the officer or director is not entitled to indemnification.

Article 109 of the CBCA permits a corporation to indemnify any director or officer of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit, or proceeding brought by reason of the fact that the person is or was a director or officer of the corporation, if the person acted in good faith and in the manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of an action or suit, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if the person shall have been adjudicated to be liable to the corporation.

As provided for in Article 108 of the CBCA, our Articles of Incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) from any transaction from which the director derived an improper personal benefit, or (iv) from any unlawful distribution to shareholders by the corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information with respect to the anticipated beneficial ownership of the Company's common stock by (1) each of our stockholders whom we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors and executive officers and
(3) all of our directors and executive officers as a group. We base the share amounts shown on each person's beneficial ownership of Earth Sciences as of the date of this document, unless we indicate some other basis for the share amounts. We have adjusted the share amounts and percentages shown for each person in the table to give effect to shares of Earth Sciences common stock that are not outstanding but may be acquired by the person upon the exercise of all options exercisable for Earth Sciences common stock before the record date for the spin-off.


                                                         Amount and Nature of
  Name and Address                                       Beneficial Ownership    Percent of Class
  ----------------                                       --------------------    ----------------


  Ramon E. Bisque (Chairman of the Board of Directors)         70,747 (1)              2.0%
  9113 Fern Way
  Golden, CO

  Duane N. Bloom (Director)                                    53,163 (2)              1.5%
  5565 Pine Ridge Rd.
  Golden, CO

  C. Jean Bustard (Executive Vice President)                   23,567 (3)               *
  9193 Buffalo Drive
  Littleton, CO

  Michael D. Durham (Director and President)                  163,362 (4)              4.6%
  5252 Lariat Drive
  Castle Rock, CO

  Robert H. Lowdermilk (Director)                             173,597 (5)              4.8%
  100 Cherry St.
  Denver, CO

  Ronald B. Johnson (Director)                                  7,998(6)                *
  4220 S. Allison St.
  Littleton, CO

  Mark H. McKinnies (Director, Secretary and CFO)              58,110 (7)              1.6%
  27638 Pine Grove Trail
  Conifer, CO

  Rollie J. Peterson (Director)                                31,961                   *
  22486 County Road 73
  Big Lake, MN

  Richard J. Schlager (VP of Contract R&D)                     19,725 (8)               *
  16242 E. Prentice Lane
  Aurora, CO

  John F. Wurster (VP of Sales and Marketing)                  92,449(9)               2.6%
  3815 Spring Valley Trail
  Evergreen, CO

  Directors and Officers as a Group (10 individuals)          894,678 (10)            24.1%

*  Less than 1%.

Notes:

(1) Included in the amount shown are 100 shares registered in the name of Dr. Bisque's wife and 16,281 shares held in Dr. Bisque's pension fund account.
(2) Included in the amount shown are 773 shares registered in the name of Dr. Bloom's wife and 25,109 shares held in Dr. Bloom's pension fund account.

(3) Included in the amount shown are 9,386 shares to which Ms. Bustard has the right to acquire beneficial ownership through stock options and 14,181 shares held in Ms. Bustard's pension fund account.
(4) Included in the amount shown are 14,548 shares to which Dr. Durham has the right to acquire beneficial ownership through stock options and 39,357 shares held in Dr. Durham's pension fund account.
(5) Included in the amount shown are 12,500 shares registered in the name of Mr. Lowdermilk's wife, Ann Gragg Lowdermilk, and 100,000 shares which Tectonic Construction Co. ("TCC") has the right to acquire beneficial ownership through convertible debt. Mr. Lowdermilk is the president and majority shareholder of TCC.
(6) Included in the amount shown are 6,069 shares registered in the name of Twin Kem International of which Mr. Johnson is the CEO.
(7) Included in the amount shown are 30,491 shares held in Mr. McKinnies' pension fund account.
(8) Included in the amount shown are 9,386 shares to which Mr. Schlager has the right to acquire beneficial ownership through stock options and 10,339 shares held in Mr. Schlager's pension fund account.
(9) Included in the amount shown are 40,000 shares to which Mr. Wurster has the right to acquire beneficial ownership through stock options and 27,286 shares held in Mr. Wurster's pension fund account.
(10) The amount shown includes 173,320 shares to which individuals in the group have the right to acquire beneficial ownership through convertible debt and stock options.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 2000, ESI re-negotiated a convertible debenture in the amount of $1,000,000 (the "Debenture") with Tectonic Construction Co. ("TCC") and a note in the amount of $250,000 (the "Note") from TCC to extend the due dates and clarify certain collateral. Mr. Lowdermilk, a director of the Company, is the president and majority shareholder of TCC. Assets of Earth Sciences and the Company collateralize these amounts. The Debenture was convertible by the holder into no more than 1,000,000 shares of Earth Sciences common stock at the conversion price of $.21 per share or the then current market price, whichever is lower. As of December 31, 2002 the remaining amount payable on the Note and Debenture totaled $1,150,000. The Debenture and the Note will be assigned to and assumed by the Company as part of the Distribution transactions. Under the terms negotiated in 2000, the Note and Debenture are due in September 2003. In May 2003, Earth Sciences, the Company and TCC renegotiated the payment terms on the Debenture and Note so that the entire debt will be payable in equal monthly installments of principal and interest of approximately $13,000 and bear interest at the greater of prime plus two points or 10% with a balloon due at the end of 3 years. The equitable conversion rights held by TCC prior to the assumption of the debt by the Company were duplicated in the Company at the same ratio of 1 share of the Company's stock for each 10 shares of Earth Sciences stock as provided for in the spin-off. The Debenture, assumed by the Company, is convertible by the holder into no more than 100,000 shares of the Company's common stock at the conversion price of $2.10 per share or the then current market price, whichever is lower.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

The following description of our capital stock and certain provisions of our Articles of Incorporation and Bylaws is a summary and is qualified by the provisions of the Articles of Incorporation and Bylaws, which have been filed as exhibits to our registration statement on Form 10SB.

On the distribution date, our authorized capital stock will consist of 100,000,000 shares, consisting of 50,000,000 shares of common stock and 50,000,000 shares of undesignated preferred stock. No shares of our preferred stock will be issued in the spin-off. On the distribution date, we will have approximately 3.4 million shares of our common stock outstanding, based upon Earth Sciences' outstanding common stock of approximately 34 million shares as of ___________, 2003.

COMMON STOCK

Our common stock is entitled to one vote per share on all matters on which stockholders are entitled to vote. Our common stock does not have cumulative voting rights or other preemptive or subscription rights. Holders of shares of our common stock are entitled to any dividends as may be declared by the board of directors out of legally available funds. Upon liquidation, dissolution or winding up of ADA-ES, after required payments to creditors and any preferred shareholders, the assets of ADA-ES will be divided pro rata on a per share basis among the holders of the common stock.

PREFERRED STOCK

Our board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series, and to fix the rights, designations, references, privileges, qualifications, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. No shares of preferred stock will be outstanding on the spin-off date. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments upon liquidation. Such issuance could have the effect of decreasing the market price of our common stock. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control of ADA-ES without any further action by the stockholders, and thus may be viewed as having an anti-takeover effect.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services will be the transfer agent and registrar for our common stock following the spin-off. It is located at Suite 800, 350 Indiana Street, Golden, CO 80401, telephone (303) 262-0600.

LISTING


We have requested market makers to apply to have our common stock traded for quotation on the OTC Bulletin Board under the ticker symbol "[ ]".

                       WHERE YOU CAN FIND MORE INFORMATION

Following the spin-off, we will be subject to the informational requirements of the Exchange Act. Under the Exchange Act, we will file reports, proxy statements and other information with the Commission. The reports, proxy statements and other information we file with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, upon payment of the charges prescribed therefore by the Commission. Copies of such information may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or accessed electronically on the Commission's Web Site at (http://www.sec.gov). Information contained on the Commission's web site does not constitute a part of this Information Statement.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent certified public accounting firm.

WE HAVE FILED WITH THE COMMISSION A REGISTRATION STATEMENT ON FORM 10-SB UNDER THE EXCHANGE ACT COVERING OUR COMMON STOCK. THIS INFORMATION STATEMENT DOES NOT CONTAIN ALL OF THE INFORMATION IN THAT REGISTRATION STATEMENT AND THE RELATED EXHIBITS AND SCHEDULES. STATEMENTS IN THIS INFORMATION STATEMENT AS TO THE CONTENTS OF ANY CONTRACT, AGREEMENT OR OTHER DOCUMENT ARE SUMMARIES ONLY AND ARE NOT NECESSARILY COMPLETE. FOR COMPLETE INFORMATION AS TO THESE MATTERS, REFER TO THE APPLICABLE EXHIBIT OR SCHEDULE TO THE REGISTRATION STATEMENT. THE REGISTRATION STATEMENT AND THE RELATED EXHIBITS FILED BY US WITH THE COMMISSION MAY BE INSPECTED AT THE PUBLIC REFERENCE FACILITIES OF THE COMMISSION LISTED ABOVE.

No person is authorized to give any information or to make any representations with respect to the matters described in this Information Statement or in the documents incorporated by reference in this Information Statement and, if given or made, such information or representations must not be relied upon as having been authorized by us or Earth Sciences. Neither the delivery of this Information statement nor the completion of the spin-off contemplated hereby shall, under any circumstance, create any implication that there has been no change in our affairs or those of Earth Sciences since the date of this Information Statement, or that the information contained herein is correct as of any time after its date.







                   (balance of this page intentionally blank)

                          INDEX TO FINANCIAL STATEMENTS


                                                                            PAGE
                                                                            ----
For the Year Ended December 31, 2002
------------------------------------

Independent Auditor's Report................................................F-2

Consolidated Balance Sheet - December 31, 2002..............................F-3

Consolidated Statements of Operations - For the Years Ended
     December 31, 2002 and 2001.............................................F-4

Consolidated Statements of Changes in Stockholders' Equity -
     For the Years Ended December 31, 2002 and 2001.........................F-5

Consolidated Statements of Cash Flows - For the Years Ended
     December 31, 2002 and 2001.............................................F-6

Notes to Consolidated Financial Statements..................................F-7

UNAUDITED For the Three Months Ended March 31, 2003 and 2002
------------------------------------------------------------

Consolidated Balance Sheet - March 31, 2003.................................F-18

Consolidated Statements of Operations - For the Three Months
     Ended March 31, 2003 and 2002..........................................F-19

Consolidated Statements of Changes in Stockholders' Equity -
     For the Three Months Ended March 31, 2003 and 2002.....................F-20

Consolidated Statements of Cash Flows - For the Three Months
     Ended March 31, 2003 and 2002..........................................F-21

Notes to Consolidated Financial Statements..................................F-22

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholder
ADA-ES, Inc. and Subsidiary
Littleton, Colorado


We have audited the accompanying consolidated balance sheet of ADA-ES, Inc. and Subsidiary as of December 31, 2002, and the related consolidated statements of operations, and accumulated deficit and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADA-ES, Inc. and Subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/ HEIN + ASSOCIATES LLP
-------------------------
HEIN + ASSOCIATES LLP

Denver, Colorado
February 28, 2003


                             ADA-ES, INC. AND SUBSIDIARY

                             CONSOLIDATED BALANCE SHEET

                                  DECEMBER 31, 2002


                                       ASSETS
                                       ------

CURRENT ASSETS:
    Cash and cash equivalents                                             $   325,000
    Trade receivables, net of allowance for doubtful accounts of $5,000     1,081,000
    Inventories                                                                81,000
    Prepaid expenses and other                                                 86,000
                                                                          -----------
             Total current assets                                           1,573,000

PROPERTY, PLANT AND EQUIPMENT, at cost                                        950,000
    Less accumulated depreciation and amortization                           (678,000)
                                                                          -----------
             Net property, plant and equipment                                272,000

GOODWILL, net of $1,556,000 in amortization                                 2,024,000

INTANGIBLE ASSETS, net of $17,000 in amortization                              88,000

OTHER ASSETS                                                                   17,000
                                                                          -----------
TOTAL ASSETS                                                              $ 3,974,000
                                                                          ===========
                        LIABILITIES AND STOCKHOLDER'S EQUITY
                        ------------------------------------

CURRENT LIABILITIES:
    Accounts payable                                                      $   454,000
    Accrued expenses                                                          173,000
    Current portion-capital lease obligations                                   4,000
    Deferred revenue                                                          383,000
                                                                          -----------
             Total current liabilities                                      1,014,000

LONG-TERM LIABILITIES:
    Capital lease obligations                                                  10,000
                                                                          -----------
                                                                               10,000
COMMITMENTS AND CONTINGENCIES (Notes 2, 4 and 7)

STOCKHOLDER'S EQUITY:
    Common stock; no par value, 1,000,000 shares authorized and 10,000
       shares issued and outstanding                                        5,326,000
    Receivable from Parent                                                   (473,000)
    Accumulated deficit                                                    (1,903,000)
                                                                          -----------
             Total stockholders' equity                                     2,950,000
                                                                          -----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                $ 3,974,000
                                                                          ===========


                See accompanying notes to these financial statements.

                                         F-3

                           ADA-ES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                            FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                         --------------------------
                                                             2002           2001
                                                         -----------    -----------

REVENUE:
    Chemical, equipment and related consulting           $ 3,050,000    $ 2,976,000
    Government contracts                                   2,650,000      2,575,000
                                                         -----------    -----------
         Total revenues                                    5,700,000      5,551,000

COST AND EXPENSES:
    Cost of government contracts                           1,647,000      1,678,000
    Direct costs of chemical, equipment and consulting     1,413,000      1,276,000
    General and administrative                             1,941,000      2,048,000
    Research and development                                  93,000        102,000
    Depreciation and amortization                            113,000        498,000
                                                         -----------    -----------
         Total expenses                                    5,207,000      5,602,000
                                                         -----------    -----------

OPERATING INCOME (LOSS)                                      493,000        (51,000)

OTHER INCOME (EXPENSE):
    Interest expense                                         (26,000)       (73,000)
    Other, net                                                 3,000          3,000
                                                         -----------    -----------
             Total other income (expense)                    (23,000)       (70,000)
                                                         -----------    -----------

NET INCOME (LOSS)                                        $   470,000    $  (121,000)
                                                         ===========    ===========



              See accompanying notes to these financial statements.

                                       F-4

                                          ADA-ES, INC. AND SUBSIDIARY

                          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001




                                                 COMMON STOCK           RECEIVABLE
                                          --------------------------       FROM        ACCUMULATED
                                            SHARES          AMOUNT        PARENT         DEFICIT         TOTAL
                                          -----------    -----------    -----------    -----------    -----------

BALANCES, January 1, 2001                      10,000    $ 5,326,000    $   (25,000)   $(2,252,000)   $ 3,049,000
    Cash distributions to Parent                                           (370,000)                     (370,000)
    Stock issued by Parent for expenses                                     144,000                       144,000
    Net loss                                     --             --             --         (121,000)      (121,000)
                                          -----------    -----------    -----------    -----------    -----------

BALANCES, December 31, 2001                    10,000      5,326,000       (251,000)    (2,373,000)     2,702,000
    Cash distributions to Parent                                           (356,000)                     (356,000)
    Stock issued by Parent for expenses                                     134,000                       134,000
    Net income                                   --             --             --          470,000        470,000
                                          -----------    -----------    -----------    -----------    -----------

BALANCES, December 31, 2002                    10,000    $ 5,326,000    $  (473,000)   $(1,903,000)   $ 2,950,000
                                          ===========    ===========    ===========    ===========    ===========




                             See accompanying notes to these financial statements.

                                                      F-5

                                  ADA-ES, INC. AND SUBSIDIARY

                             CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          FOR THE YEARS ENDED
                                                                               DECEMBER 31,
                                                                         ----------------------
                                                                            2002         2001
                                                                         ---------    ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                    $ 470,000    $(121,000)
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
             Depreciation and amortization                                 113,000      498,000
             Expenses paid with stock of Parent                            134,000      144,000
             Changes in operating assets and liabilities:
                 (Increase) decrease in:
                      Receivables                                         (444,000)    (179,000)
                      Inventories                                          240,000     (288,000)
                      Other assets                                         (33,000)     (19,000)
                 Increase (decrease) in:
                      Accounts payable                                     171,000      208,000
                      Accrued expenses                                      39,000       10,000
                      Other liabilities                                   (411,000)     555,000
                                                                         ---------    ---------
         Net cash provided by operating activities                         279,000      808,000

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                                   (69,000)    (131,000)
                                                                         ---------    ---------
         Net cash used in investing activities                             (69,000)    (131,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Advances to Parent                                                    (372,000)    (347,000)
    Decrease in long-term liabilities                                       (6,000)     (19,000)
                                                                         ---------    ---------
         Net cash used in financing activities                            (378,000)    (366,000)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (168,000)     311,000

CASH AND CASH EQUIVALENTS, beginning of year                               493,000      182,000
                                                                         ---------    ---------
CASH AND CASH EQUIVALENTS, end of year                                   $ 325,000    $ 493,000
                                                                         =========    =========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
    Cash payments for interest                                           $  26,000    $  73,000
                                                                         =========    =========
    Stock and options of Parent issued for services                      $ 134,000    $ 144,000
                                                                         =========    =========


                     See accompanying notes to these financial statements.

                                              F-6

                           ADA-ES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:
-------------------------------------------------------------------------

     Nature of Operations - The accompanying consolidated financial statements include the accounts of ADA-ES, Inc. (ADA-ES) and its wholly-owned subsidiary, ADA Environment Solutions LLC (ADA). ADA-ES is a wholly-owned subsidiary of Earth Sciences, Inc. ("ESI" or the "Parent"). ADA-ES' only asset is its investment in its wholly-owned subsidiary, ADA. All significant intercompany transactions have been eliminated. Collectively, ADA and ADA-ES are referred to as the Company.

     The Company is principally engaged in providing environmental technologies and specialty chemicals to the coal-burning utility industry. The Company also generates substantial revenue from government contracts. The Company sales occur principally throughout the United States. While the Company had improved financial results in the year 2002, continued improvements are required to improve liquidity. In the past, the Company's liquidity has been adversely affected by operating losses and advances to its Parent. The Company anticipates that the Department of Energy contracts (Note 4) and improved results at ADA will further improve financial results and liquidity. Furthermore, as discussed in Note 2, the Company is pursuing a spin-off from its Parent, whereby future advances would be based on "arms-length" transactions. No such transactions are currently contemplated. Unsatisfactory future operations could frustrate the Company's ability to continue to improve its liquidity.

     Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     Inventories - Inventories are stated at the lower of cost or market, determined by the first-in, first-out method and consist of supplies.

     Percentage of Completion - ADA follows the percentage of completion method of accounting for all significant long-term contracts excluding government contracts. The Company recognizes revenue on government contracts based on the time and expenses incurred to date. The percentage of completion method of reporting income from contracts takes into account the cost and revenue to date on contracts not yet completed. Except for the government contracts (discussed in Note 4), the Company had no material long-term contracts in progress at December 31, 2002.

     Revenue Recognition - ADA chemical sales are recognized when products are shipped to customers. A reserve is established for any returns, based on historical trends. Chemical products are shipped FOB shipping point and title passes to the customer when the chemicals are shipped. The Company's sales agreements do no contain right of inspection or acceptance provisions and products are generally received by customers within one day of shipment. The Company has had no significant history of non-acceptance, nor of replacing goods damaged or lost in transit. ADA equipment sales are recognized when the equipment is delivered and installed and all return or buy back privileges have expired. Consulting revenue is recognized as services are performed and collection is assured.

                           ADA-ES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Property, Plant and Equipment - Property, plant and equipment is stated at cost. Depreciation on assets is provided using the straight-line method based on estimated useful lives ranging from 3 to 10 years. Maintenance and repairs are charged to operations as incurred. When assets are retired, or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation and any resulting gain or loss is credited or charged to income.

     Intangible Assets - Intangible assets principally consist of patents. Acquired patents are being amortized over a 7-year period using the straight-line method, which is less than the remaining legal life of the patents. Patents obtained by the Company directly are being amortized over a 17-year life.

     Intangible assets consists of:

                                           Accumulated
                                Cost       Amortization        Net
                            -----------    -----------     -----------

          Patents           $   105,000    $   (17,000)    $    88,000
                            ===========    ===========     ===========

     Goodwill - Goodwill consists of the excess of the aggregate purchase price over the fair value of net assets of businesses acquired. Goodwill was amortized over a 10-year period through December 31, 2001. Beginning on January 1, 2002, Goodwill was no longer amortized but is subject to impairment testing as discussed below. The changes in the carrying amount of goodwill for the years ended December 31, 2001 and 2002, are as follows:

                                                               Accumulated
                                                  Goodwill     amortization        Net
                                                 -----------   ------------   -----------
          Balance as of January 1, 2001          $ 3,580,000   $(1,167,000)   $ 2,413,000
          Amortization expense for the year             --     $  (389,000)      (389,000)
                                                 -----------   -----------    -----------
          Balance December 31, 2001              $ 3,580,000   $(1,556,000)   $ 2,024,000
          Amortization expense for the year             --            --             --
                                                 -----------   -----------    -----------
          Balance December 31, 2002              $ 3,580,000   $(1,556,000)   $ 2,024,000
                                                 ===========   ===========    ===========

     As of January 1, 2002, the Company adopted FAS 142, "Goodwill and Other Intangible Assets." Under FAS 142, Goodwill is no longer amortized, but subject to an impairment evaluation, which is performed in the fourth quarter of each year. As a result, amortization expense of $389,000, which was recorded in 2001, was not recorded in 2002. Had amortization expense not been recorded in 2001, net income would have been $267,000 or $26.70 per share.


     During fiscal 2002, the Company engaged an investment banking firm to perform a valuation of the Company. As a result of this evaluation, the Company concluded that no impairment of its goodwill was required.

     Receivable from Parent - As discussed above, ADA is a wholly-owned subsidiary of ESI. The net of intercompany transactions between ADA and ESI are set forth in the Receivable from Parent and shown in the accompanying Consolidated Statement of Stockholder's Equity. The intercompany transactions consist of cash distributions from ADA to the Parent and the payment of certain ADA pension expenses by the Parent using its stock.

     Cost of government contracts - Costs of government contracts includes all labor, subcontract labor, materials, equipment, supplies and travel cost directly related and charged to the contract being performed.

     Direct costs of chemical, equipment and consulting - Direct costs of chemical, equipment and consulting include all labor, subcontract labor, chemical costs, materials, equipment, supplies and travel cost directly related to ADA-ES' production of revenue not included in the costs of government contracts.

     General and administrative - General and administrative costs include personnel related fringe benefits, sales and administrative staff labor costs, facility costs and other general cost of conducting business.

     Net Income Per Share - Net income (loss) per share is presented in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. Basic EPS is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common sock were exercised or converted into common stock. As the Company does not have any options outstanding as of December 31, 2002 and 2001, diluted EPS is not presented.

                           ADA-ES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company has filed a registration statement with the Securities and Exchange Commission to "spin-off" the Company to its Parent's shareholders. In connection with the proposed spin-off, approximately 3,400,000 shares will be outstanding after the spin-off and options will be transferred from the Parent to the Company (see Notes 2 and 6).

     Impairment of Long-Lived Assets - The Company follows Statement of Financial Accounting Standards (SFAS) No. 144, Impairment of Long-Lived Assets. In the event that facts and circumstances indicate that the cost of assets or intangible assets may be impaired, an evaluation of recoverability would be performed.

     Income Taxes - The Company accounts for income taxes under the liability method of SFAS No. 109, whereby current and deferred tax assets and liabilities are determined based on tax rates and laws enacted as of the balance sheet date as if it were a "stand-alone" entity. Income taxes for financial reporting purposes for the Company are based as if the Company filed a separate return, even though the Company files a consolidated income tax return with ESI. ESI had no income tax liability for the years ended December 31, 2002 and 2001. The Company has not recorded an income tax payable to its Parent for 2002 as a result of prior losses incurred by the Company, which would have otherwise been available to offset the Company's income. In 2001, no benefit was recognized due to the uncertainty of its realization.

     Research and Development Costs - Research and development costs are charged to operations in the period incurred.

     Stock-Based Compensation - The Company records expense for stock options granted to employees by using APB 25, which requires expense to be recognized only to the extent the exercise price of the stock-based compensation is below the market price on the date of grant. Transactions in equity instruments with non-employees for goods or services are accounted for on the fair value method. Because the Company has elected not to adopt the fair value accounting described in SFAS No. 123 for employees, it is subject only to the disclosure requirements described in SFAS No. 123.

     Use of Estimates - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. The Company makes significant assumptions concerning the impairment of and then remaining realizability of its intangibles. In addition, the Company enters into significant research contracts with the U.S. Government, which are subject to future audits. Pursuant to the contracts, the Company makes estimates of certain overhead and other rates, which may be adjusted as a result of such audits. At this time, the Company does not believe any future government audit will result in material adjustment to previously recorded revenues.

                           ADA-ES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Comprehensive Income/Loss - SFAS No. 130 establishes standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Comprehensive income/loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income/loss was the same as net income (loss) in 2002 and 2001.

     Segment Information - The Company follows SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas, and major customers. SFAS No. 131 defines operating segments as components of a company about which discrete financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has only one reportable segment even though it derives its revenues primarily from specialty chemicals and government contracts.

     Impact of Recently Issued Accounting Pronouncements - In April 2002, the FASB approved for issuance Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds previous accounting guidance, which required all gains and losses from extinguishment of debt be classified as an extraordinary item. Under SFAS 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. SFAS 145 is effective for fiscal years beginning after May 15, 2002 and adoption is not expected to have a material effect on the Company's financial position or results of its operations.

                           ADA-ES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In July 2002, the FASB issued Statements of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material effect on the Company's financial position or results of its operations.

     In December 2002, the FASB issued Statements of Financial Accounting Standards No.148, "Accounting for Stock-Based compensation - Transition and Disclosure - an amendment of FASB Statement 123" (SFAS 123). For entities that change their accounting for stock-based compensation from the intrinsic method to the fair value method under SFAS 123, the fair value method is to be applied prospectively to those awards granted after the beginning of the period of adoption (the prospective method). The amendment permits two additional transition methods for adoption of the fair value method. In addition to the prospective method, the entity can choose to either (i) restate all periods presented (retroactive restatement method) or (ii) recognize compensation cost from the beginning of the fiscal year of adoption as if the fair value method had been used to account for awards (modified prospective method). For fiscal years beginning December 15, 2003, the prospective method will no longer be allowed. The Company currently accounts for its stock-based compensation using the intrinsic value method as proscribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and plans on continuing using this method to account for stock options , therefore, it does not intend to adopt the transition requirements as specified in SFAS 148. The Company will adopt the new SFAS 148 disclosure requirements in the first quarter of fiscal 2003, but does not expect to change from the intrinsic valuation method to the fair value method for stock options issued to employees in the near term.

2.   PROPOSED SPIN-OFF OF ADA-ES:
---------------------------------

     In March 2003, the Company and ESI entered into an agreement (the "Distribution Agreement") for the pro rata distribution of all the common stock of the Company to the shareholders of ESI based on a record date to be established by the Board and thereby forming a separate public company. The Distribution Agreement requires certain allocations of cash and liabilities among ESI and the Company prior to the distribution of the Company's common stock.

     Based on the Distribution Agreement, ESI is to issue one share of ADA-ES for each ten shares currently owned by the shareholders of ESI. Therefore, it is contemplated that approximately 3,400,000 shares of ADA-ES will be issued to the shareholders of ESI in the spin-off.

     In a related transaction, ADA-ES expects to enter into an investment agreement with Arch Coal, Inc. The Arch Coal Agreement is subject to the spin-off of ADA-ES from ESI. As currently contemplated, the agreement will provide for $300,000 of additional debt (the proceeds of which will be used to pay down debt assumed in the spin-off) and $1,000,000 of equity for the issuance of shares of common stock. The price of the stock is to be based on a multiple of the market price for the ESI common stock.

                           ADA-ES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Had the proposed spin-off and expected Arch transaction and related debt reduction occurred as of December 31, 2002, the unaudited pro forma condensed balance sheets would have been:

                        Pro Forma Condensed Balance Sheet
                        ---------------------------------
                                   (unaudited)

                                           Spin-Off (SO)    SO & Arch
                                           -------------    ----------
          Current assets                     $1,473,000     $2,473,000
          Long-term assets                    2,401,000      2,401,000
                                             ----------     ----------

                                             $3,874,000     $4,874,000
                                             ==========     ==========

          Current liabilities                $1,114,000     $1,067,000
          Long-term liabilities               1,192,000      1,292,000
          Stockholders' equity                1,568,000      2,515,000
                                             ----------     ----------

                                             $3,874,000     $3,874,000
                                             ==========     ==========


     Had the proposed spin-off and expected Arch transaction and related debt reduction occurred as of January 1, 2002, the unaudited pro forma condensed condensed statements of operations would have been:

                   Pro Forma Condensed Statement of Operations
                   -------------------------------------------
                                   (unaudited)

                                                    Spin-Off (SO)    SO & Arch
                                                    -------------   -----------
          Net revenues                               $ 5,700,000    $ 5,700,000
          Cost and expenses                           (5,207,000)    (5,260,000)
                                                     -----------    -----------
          Pro forma operating income                     493,000        493,000
          Other expenses                                (138,000)      (126,000)
                                                     -----------    -----------

          Pro forma net income before tax            $   355,000    $   367,000
          Pro forma tax expense                         (131,000)      (136,000)
                                                     -----------    -----------

          Pro forma net income after tax             $   224,000    $   231,000
                                                     ===========    ===========

          Pro forma weighted average shares
             outstanding                               3,296,000      3,496,000
                                                     ===========    ===========

          Pro forma net income per share             $       .07    $       .07
                                                     ===========    ===========

                           ADA-ES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The pro forma statements included above are not necessarily an indication of future operations or the actual results that would have occurred had the spin-off been consummated as of December 31, 2002 or for the year then ended. No assurances can be given the Arch investment will occur or if the terms will be as currently anticipated.

3.   PROPERTY, PLANT AND EQUIPMENT:
-----------------------------------

     Property, plant and equipment as of December 31, 2002 is summarized as follows:

                                                                Estimated
                                                               Useful Lives
                                                               ------------

          Machinery and equipment               $846,000          3-10
          Furniture and fixtures                 104,000             5
                                                --------

                                                $950,000
                                                ========


     Depreciation and amortization of property, plant and equipment for the years ended December 31, 2002 and 2001 was $107,000 and $105,000, respectively.

4.   GOVERNMENT CONTRACTS:
--------------------------

     ADA is performing activities under three contracts awarded by the Department of Energy (the "DOE") that contributed a total of $2,650,000 and $2,575,000 to revenues in 2002 and 2001, respectively. ADA typically invoices the DOE monthly for estimated labor and expenditures plus overhead factors, less cost share amounts. The total approved DOE budgets amount to $10,400,000, of which the Company's and industry partners' cost-share portion is $3,500,000. The remaining unearned amount of the contracts expected to be recognized by the Company (including cash contributions by other industry partners) is $2,900,000. The Company is in the process of working with DOE on a new contract in which the Company will be a subcontractor and primary technology provider for 2003 through 2008. These contracts are subject to audit and future appropriation of funds by the appropriation by Congress. The Company's historical experience has not resulted in significant adverse adjustments to the Company, however the government audits for years ended 2002 and 2001 have not yet been finalized.

5.   DEBT:
----------

     Parent Note Payable to Related Party - ESI has a note payable and a debenture to a stockholder/director with a total remaining balance of $1,150,000 at December 31, 2002. Payment of the note, debenture and related interest are guaranteed by the Company and the note and debenture are collateralized by all the assets of the Company, except ADA's accounts receivable and certain intangible assets.

                           ADA-ES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Line of Credit - In 2002, ADA negotiated a $350,000 line of credit with a financial institution. Amounts outstanding under the line of credit bear interest at 1% above prime, and such interest is payable monthly. Covenants of the line require the Company to meet certain working capital requirements. No amounts were outstanding under the line as of December 31, 2002.

6.   STOCKHOLDERS' EQUITY:
--------------------------

     Shares Issued for Services - ESI issued shares of its common stock in 2002 and 2001, respectively, for the payments of approximately $144,000 and $154,000 of ADA employment related expenses, based upon the per share value of unrestricted common stock of ESI at the time of exchanges. This amount has been recorded as an additional payable of the Company to ESI. These amounts are recorded in the Receivable from Parent and shown in the accompanying financial statements in the Stockholder's Equity section.

     Pro Forma Stock-Based Compensation Disclosures - ESI and ADA apply APB Opinion 25 and related interpretations in accounting for the stock options and warrants which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options and warrants to employees since the exercise prices were not less than the fair value of the Parent's common stock on the grant dates. The Company did not issue any options during 2002 and 2001. However, based on the proposed spin-off (Note 2), options outstanding at ESI will be exchanged for options of ADA-ES based on the effective share exchange of one option share for each ten options outstanding at ESI based on the price and terms the options were originally issued. If this exchange had occurred at December 31, 2002, pro forma options outstanding would have been 133,700, a weighted average exercise price of $2.50 and expiring in:

                  Year                                  Amount
                  ----                                 ---------

                  2003                                 $       -
                  2004                                         -
                  2005                                         -
                  2006                                   117,300
                  2007                                     1,500
                  Thereafter                              14,900
                                                       ---------

                                                       $ 133,700
                                                       =========


     Change in Shares Authorized - Subsequent to year end, the Company has changed its authorized shares to 50,000,000 of preferred stock and 50,000,000 of common stock. Preferred shares may be issued in the future in such series and with performance as determined by the Company's Board of Directors.

                           ADA-ES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   COMMITMENTS AND CONTINGENCIES:
-----------------------------------

     ESI Contingency - If the assets of ESI immediately subsequent to the spin-off were to be found insufficient to cover its liabilities, then some or all of the liabilities of ESI could become liabilities of the Company. Management believes, however, that the assets of ESI immediately subsequent to the spin-off will be sufficient to pay its liabilities. Any creditor of, or a trustee in bankruptcy of ESI may petition a court to seek the assumption by the Company of ESI liabilities. As a requirement of the Distribution Agreement, the Company will assume a total of approximately $1,282,000 of indebtedness of ESI. Of this amount, $1,150,000 represents a note and convertible debenture payable to Tectonic Construction Company. Although it is anticipated that this indebtedness will be paid down with the proceeds from the debenture issued to Arch Coal, if the spin-off occur the Company will nevertheless assume this debt whether or not the Arch investment occurs. The remaining $132,000 of debts to be assumed by the Company from ESI represents liabilities related to a past sabbatical leave policy of ESI which is expected to be paid off on a monthly basis over the next three years.

     Profit Sharing Retirement Plan - ESI has a defined contribution and 401(k) plan to cover all eligible employees, which was assumed by the Company as of January 1, 2003. The Company paid $159,000 and $207,000 as the contributions for 2002 and 2001, respectively, based on a percentage of the eligible employees' annual compensation.

     Capital Lease Obligations - The Company leases certain equipment under agreements classified as capital leases. Equipment under these leases has a cost of $434,000 and accumulated amortization of $420,000 as of December 31, 2002. The following is a schedule of future minimum lease payments under capital leases at December 31, 2002. (The capitalized lease obligation is classified with other liabilities on the accompanying balance sheet.)

          Year                                                   Amount
          ----                                                  --------

          2003                                                  $  6,000
          2004                                                     5,000
          2005                                                     4,000
          2006                                                     4,000
                                                                --------
                  Total Future minimum lease payments             19,000
          Less amount representing interest                       (5,000)
                                                                --------
                  Present value of net minimum lease payments     14,000
          Less current portion                                    (4,000)
                                                                --------
                                                                $ 10,000
                                                                ========

                           ADA-ES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Office Lease - The Company leases office space under a noncancellable operating lease. Total rental expense was $73,000 for each of the years ending December 31, 2002 and 2001. The total minimum rental commitments at December 31, 2002 was $820,000 for lease payments due in 2003 through 2010 as follows:

                  Year                          Amount
                  ----                         ---------

                  2003                         $  97,000
                  2004                           113,000
                  2005                           116,000
                  2006                           119,000
                  2007                           122,000
                  Thereafter                     253,000
                                               ---------

                                               $ 820,000
                                               =========


8.   MAJOR CUSTOMERS:
---------------------

     Sales to unaffiliated customers which represent 10% or more of the Company's sales for the year ended December 31, 2002 and 2001 were as follows (as a percentage of each entity's sales):

          Customer                                     2002       2001
          --------                                     ----       ----

          US Department of Energy                       41%        44%
          Mid American Energy Company                   12%        11%
          Cleco Corporation                             10%        11%
          Alabama Power Company                         14%        11%

     At December 31, 2002, approximately 79% of the Company's trade receivables were from five customers.

     A significant portion of ADA's revenue is derived from contracts with Department of Energy and chemical and equipment sales to coal-burning electric power plants.

                           ADA-ES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.   INCOME TAXES:
------------------

     As of December 31, 2002, the Company is a wholly owned subsidiary of ESI. Therefore, all of its tax attributes have passed through to its Parent. In connection with the proposed spin-off, the Company will not book any tax loss carryforwards generated in prior year returns. The Company's assets and liabilities will carry forward after the spin-off. The following lists the Company's deferred tax assets and liabilities as of December 31, 2002 as if it were a separate company:

          Deferred tax assets (liabilities):
              Net loss carryforwards           $ 110,000
              Property differences               (30,000)
                                               ---------
                Net tax assets                    80,000

              Net valuation allowances           (80,000)
                                               ---------

                                               $    --
                                               =========


     As of December 31, 2002, the Company on a "stand-alone" basis had approximately $400,000 of tax loss carryforwards. During the years ended December 31, 2002 and 2001, the Company's deferred tax valuation allowance reduced by approximately $174,000 in 2002 and increased by approximately $45,000 in 2001. The following is a reconciliation of the actual income tax rate - expense (benefit) to the expected federal tax rate of approximately 34%:

                                                             2002          2001
                                                             ----          ----

       Expected income tax rate - expense (benefit)           34%          (34%)
         Surtax exemption                                     -             25%
         Change in the deferred tax allowance for
           increase or (decrease) in the Company's
           net operating loss carryforwards                  (34%)           9%
                                                             ----          ----
       Actual income tax rate                                  0%            0%
                                                             ====          ====

                           ADA-ES, INC. AND SUBSIDIARY

                     CONSOLIDATED BALANCE SHEET (Unaudited)

                                 MARCH 31, 2003


                                     ASSETS
                                     ------

CURRENT ASSETS:
    Cash and cash equivalents                                       $   523,000
    Trade receivables, net of allowance for
        doubtful accounts of $5,000                                     668,000
    Inventories                                                         140,000
    Prepaid expenses and other                                           80,000
                                                                    -----------
             Total current assets                                     1,411,000

PROPERTY, PLANT AND EQUIPMENT, at cost                                1,120,000
    Less accumulated depreciation and amortization                     (698,000)
                                                                    -----------
             Net property, plant and equipment                          422,000

GOODWILL, net of $1,556,000 in amortization                           2,024,000

INTANGIBLE ASSETS, net of $17,000 in amortization                        89,000

OTHER ASSETS                                                             16,000
                                                                    -----------
Total Assets                                                        $ 3,962,000
                                                                    ===========

                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
    Accounts payable                                                $   357,000
    Accrued expenses                                                    165,000
    Current portion-capital lease obligations                             4,000
    Deferred revenue                                                    416,000
                                                                    -----------
             Total current liabilities                                  942,000

LONG-TERM LIABILITIES:
    Capital lease obligations and other                                  64,000
                                                                    -----------
                                                                         64,000
STOCKHOLDER'S EQUITY:
    Common stock; no par value, 50,000,000 shares authorized
        and 10,000 shares issued and outstanding                      5,326,000
    Receivable from Parent                                             (525,000)
    Accumulated deficit                                              (1,845,000)
                                                                    -----------
             Total stockholders' equity                               2,956,000
                                                                    -----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                          $ 3,962,000
                                                                    ===========


              See accompanying notes to these financial statements.

                           ADA-ES, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)



                                                       FOR THE THREE MONTHS
                                                           ENDED MARCH 31,
                                                     --------------------------
                                                         2003           2002
                                                     -----------    -----------

REVENUES:
     Flue gas conditioning and other                 $   600,000    $   723,000
     Mercury emission control                            512,000        471,000
     Combustion aids                                     155,000          4,000
                                                     -----------    -----------
          Total revenues                               1,267,000      1,198,000

COST AND EXPENSES:
     Operating                                           612,000        574,000
     General and administrative                          533,000        440,000
     Research and development                             41,000         16,000
     Depreciation and amortization                        24,000         28,000
                                                     -----------    -----------
          Total expenses                               1,210,000      1,058,000
                                                     -----------    -----------

OPERATING  INCOME                                         57,000        140,000

OTHER INCOME (EXPENSE):
     Interest expense                                     (1,000)       (16,000)
     Other, net                                            2,000          4,000
                                                     -----------    -----------
             Total other income (expense)                  1,000        (12,000)
                                                     -----------    -----------

NET INCOME                                           $    58,000    $   128,000
                                                     ===========    ===========

NET INCOME  PER COMMON SHARE  - (Basic and Diluted)  $      5.80    $     12.80
                                                     ===========    ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:               10,000         10,000
                                                     ===========    ===========


             See accompanying notes to these financial statements.


                                          ADA-ES, INC. AND SUBSIDIARY

                    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Unaudited)
                                   FOR THE THREE MONTHS ENDED MARCH 31, 2003




                                                COMMON STOCK            RECEIVABLE
                                          --------------------------       FROM        ACCUMULATED
                                            SHARES         AMOUNT         PARENT         DEFICIT         TOTAL
                                          -----------    -----------    -----------    -----------    -----------

BALANCES, January 1, 2003                      10,000    $ 5,326,000    $  (473,000)   $(1,903,000)   $ 2,950,000
    Cash distributions to Parent                                            (52,000)                      (52,000)
    Stock issued by Parent for expenses
    Net income                                   --             --             --           58,000         58,000
                                          -----------    -----------    -----------    -----------    -----------

BALANCES,  March 31, 2003                      10,000    $ 5,326,000    $  (525,000)   $(1,845,000)   $ 2,956,000
                                          ===========    ===========    ===========    ===========    ===========





                              See accompanying notes to these financial statements.

                                                     F-20

                               ADA-ES, INC. AND SUBSIDIARY

                    CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)


                                                                   FOR THE THREE MONTHS
                                                                      ENDED MARCH 31,
                                                                  ----------------------
                                                                     2003         2002
                                                                  ---------    ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                    $  58,000    $ 128,000
    Adjustments to reconcile net income to net cash provided
         (used) by operating activities:
             Depreciation and amortization                           24,000       28,000
             Changes in operating assets and liabilities            342,000     (164,000)
                                                                  ---------    ---------
         Net cash provided (used) by operating activities           424,000       (8,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                           (174,000)     (11,000)
                                                                  ---------    ---------
         Net cash used in investing activities                     (174,000)     (11,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Advances to Parent                                              (52,000)     (19,000)
                                                                  ---------    ---------
         Net cash used in financing activities                      (52,000)     (19,000)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    198,000      (38,000)

CASH AND CASH EQUIVALENTS, beginning of period                      325,000      493,000
                                                                  ---------    ---------
CASH AND CASH EQUIVALENTS, end of period                          $ 523,000    $ 455,000
                                                                  =========    =========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
    Cash payments for interest                                    $   1,000    $  16,000
                                                                  =========    =========



                 See accompanying notes to these financial statements.

                                          F-21

                           ADA-ES, Inc. and Subsidiary
             Notes to Consolidated Financial Statements (Unaudited)
                                 March 31, 2003

(1) General
The financial statements as of March 31, 2003 and the three months ended March 31, 2003 and 2002 are presented in accordance with the requirements of Regulation SB for interim financial reporting and consequently do not include all of the disclosures normally made in the year-end financial statements or as required by generally accepted accounting principles. These financial statements should be read in conjunction with the year-end financial statements and notes thereto included on F-3 to F-17.

In the opinion of management, the unaudited financial statements as of March 31, 2003 and the three months ended March 31, 2003 and 2002 reflect all adjustments of a normal recurring nature necessary to present a fair statement of the Company's financial position and its results of operations for the respective interim periods. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year.


(2) Business Segment Information
The Company has only one reportable segment even though it derives its revenues from three areas of sales and services: flue gas conditioning and consulting, combustion aids and mercury emission controls.


(3) Disclosure of Spin-off
In July 2003, ADAES expects to be spun-off from its parent, Earth Sciences, Inc.

                             PART III OF FORM 10-SB


All exhibits, except as otherwise noted or to be filed by amendment, are incorporated by reference and were filed as exhibits to the Company's Form 10-SB filed March 24, 2003 or the Company's Form 10-SB/A filed July __, 2003.


Item 1.     Index to Exhibits.
     3.1    Amended and Restated Articles of Incorporation of ADA-ES
     3.2    Amended and Restated Bylaws of ADA-ES
     4.1    Form of Specimen Stock Certificate
     10.1   Distribution Agreement
     10.2   2002 ADA-ES, Inc. Stock Option Plan
     10.3 Market Development Agreement between Norit Americas Inc. and Earth Sciences, Inc. dated June 29, 2001
     10.4* Assignment and Assumption Agreement between Norit Americas Inc. and ADA-Environmental Solutions, LLC dated March __, 2003
     10.5 Joint Venture and Co-Marketing Agreement by and between Arch Coal Sales Company and ADA-Environmental Solutions, LLC as of January 1, 2002

     10.6 Securities Subscription and Investment Agreement between ADA-ES, Inc. and Arch Coal, Inc. dated July 7, 2003
     10.7 U.S. Department of Energy Cooperative Agreement No. DE-FC26-00NT40755 "Advanced Flue Gas Conditioning as a Retrofit Upgrade to Enhance PM collection from Coal-Fired Electric Utility Boilers"
     10.8 U.S. Department of Energy Cooperative Agreement No. DE-FC26-00NT41005 "Field Test Program to Develop Comprehensive Design, Operating, and Cost Data for Mercury Control Systems"

     10.9 Joint Product Exploitation and Marketing Agreement dated October 2, 2002, by and between ALSTOM Power Inc. ADA Environmental Solutions LLC
     10.10 Tax Sharing Agreement between ADA-ES, Inc. and Earth Sciences, Inc. dated March 17, 2003

     10.11  U.S. Department of Energy Cooperative Agreement No.
            DE-FC26-02NT41591 "Long-Term Operation of a COHPAC System for Removing Mercury from Coal-Fired Flue Gas"

     21.1   Subsidiaries of ADA-ES
     99.1   Information Statement Dated as of [          ],  2003 attached to
            this Registration Statement as Annex A

------------------
*  To be filed by amendment

Item 2.     Description of Exhibits.
     3.1    Amended and Restated Articles of Incorporation of ADA-ES
     3.2    Amended and Restated Bylaws of ADA-ES
     4.1    Form of Specimen Stock Certificate of ADA-ES Common Stock
    10.1    Distribution Agreement
    10.2    2002 ADA-ES, Inc. Stock Option Plan
    10.3 Market Development Agreement between Norit Americas Inc. and Earth Sciences, Inc. dated June 29, 2001
    10.4* Assignment and Assumption Agreement between Norit Americas Inc. and ADA-Environmental Solutions, LLC dated March __, 2003
    10.5 Joint Venture and Co-Marketing Agreement by and between Arch Coal Sales Company and ADA-Environmental Solutions, LLC as of January 1, 2002

    10.6 Securities Subscription and Investment Agreement between ADA-ES, Inc. and Arch Coal, Inc. dated July 7, 2003
    10.7 U.S. Department of Energy Cooperative Agreement No. DE-FC26-00NT40755 "Advanced Flue Gas Conditioning as a Retrofit Upgrade to Enhance PM collection from Coal-Fired Electric Utility Boilers"
    10.8 U.S. Department of Energy Cooperative Agreement No. DE-FC26-00NT41005 "Field Test Program to Develop Comprehensive Design, Operating, and Cost Data for Mercury Control Systems"

    10.9 Joint Product Exploitation and Marketing Agreement dated October 2, 2002, by and between ALSTOM Power Inc. ADA Environmental Solutions LLC
    10.10 Tax Sharing Agreement between ADA-ES, Inc. and Earth Sciences, Inc. dated March 17, 2003

    10.11   U.S. Department of Energy Cooperative Agreement No.
            DE-FC26-02NT41591 "Long-Term Operation of a COHPAC System for Removing Mercury from Coal-Fired Flue Gas"

    21.1    Subsidiaries of ADA-ES
    99.1    Information Statement Dated as of [              ],  2003 attached
            to this Registration Statement as Annex A

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement on Form 10SB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ADA-ES, Inc.
                                         (The Company)



Date:  July 28, 2003                     By: /s/ Mike D. Durham
                                         ----------------------
                                         Mike D. Durham, President